TABLE OF CONTENTS

CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

NATIONAL CITY CORPORATION

(Name of Registrant as specified in its Charter)

Payment of Filing Fee (Check the appropriate box):
[X]No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, for the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration No.:

(3) Filing Party:

(4) Date Filed:

[National City Corporation Logo]

March 6, 2000

Dear Stockholder:

You are invited to attend the Annual Meeting of Stockholders of National City Corporation ("National City"), which will be held at National City's offices, 1900 East Ninth Street, Cleveland, Ohio 44114, on Monday, April 10, 2000, commencing at 10:00 a.m., Eastern Daylight Time.

The primary business of the meeting will be election of directors for the coming year, approval of the National City Corporation Amended and Restated Long-Term Incentive Compensation Plan for Senior Officers, approval of the selection of Ernst & Young LLP as independent auditors for 2000, and transaction of such other business as may properly come before the meeting.

The formal Notice of Annual Meeting and Proxy Statement containing further information pertinent to the business of the meeting are set forth on the following pages. Our Annual Report, including financial statements, for the year 1999 was delivered to you previously.

Your vote is important no matter how many shares you own and we hope you will be able to attend the meeting in person. In any event, whether or not you plan to attend the Annual Meeting, you may vote by using the internet, using the telephone or by signing and dating the enclosed proxy card and returning it in the accompanying envelope. If you wish to communicate directly with National City, the mailing address of National City's executive offices is: National City Corporation, 1900 East Ninth Street, Cleveland, Ohio 44114.

Sincerely,

/s/ David A. Daberko
DAVID A. DABERKO
Chairman and Chief Executive Officer

[National City Corporation Logo]

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Stockholders of
NATIONAL CITY CORPORATION

The Annual Meeting of Stockholders of National City Corporation ("National City") will be held at National City's offices, 1900 East Ninth Street, Cleveland, Ohio 44114 on Monday, April 10, 2000, at 10:00 a.m., Eastern Daylight Time, for the purpose of considering and voting upon the following matters:

1. The election of directors;

2. The approval of the National City Corporation Amended and Restated Long-Term Incentive Compensation Plan for Senior Officers;

3. The approval of the selection of independent auditors for 2000; and

4. The transaction of such other business as may properly come before the meeting.

Stockholders of record at the close of business on February 28, 2000, are entitled to receive notice of and to vote at the meeting. A list of the stockholders will be available at the meeting and for the 10 days preceding the meeting at National City's offices, 1900 East Ninth Street, Cleveland, Ohio 44114.

This year, stockholders of record may vote by using the internet, the telephone or by executing the enclosed proxy card and returning it in the enclosed postage-paid envelope. You may revoke your proxy at any time before it is voted. If you attend the meeting and vote in person, your vote will supersede any vote you may have previously made.

Please vote your shares through any of the above mentioned methods.

By Order of the Board of Directors

/s/ David L. Zoeller
DAVID L. ZOELLER
Secretary

March 6, 2000

PROXY STATEMENT

March 6, 2000
Solicitation and Revocability of Proxies

This Proxy Statement is furnished in connection with the solicitation by the board of directors of National City Corporation ("National City") of the accompanying proxy to be used at the Annual Meeting of Stockholders of National City and any adjournment thereof and is being sent on approximately the date of this Proxy Statement to each of the holders of National City Common. The Annual Meeting will be held on Monday, April 10, 2000, at National City's offices, 1900 East Ninth Street, Cleveland, Ohio 44114, commencing at 10:00 a.m. Eastern Daylight Time and for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. Shares represented by properly executed proxies, if such proxies are received in time and not revoked, will be voted at such meeting in accordance with any specifications thereon or, if no specifications are made, will be voted in favor of the election of directors, in favor of the approval of the National City Corporation Amended and Restated Long-Term Incentive Compensation Plan for Senior Officers and in favor of the approval of the selection of independent auditors for 2000. Any proxy may be revoked by the person giving it at any time before it is exercised by use of the telephone, the internet, by National City's receipt of a later dated proxy, by receipt by the Secretary of National City of a revocation, or by such person appearing at the meeting and electing to vote in person.

Information as to Voting Securities

The board of directors of National City has fixed the close of business on February 28, 2000 as the record date for determination of stockholders entitled to receive notice of and to vote at the Annual Meeting. Holders of National City common stock, par value $4.00 per share, ("National City Common") of record on the record date are the only stockholders entitled to vote at the Annual Meeting. On the record date, there were 605,772,351 shares of National City Common outstanding.

Board of Directors and Its Committees

The board of directors of National City has responsibility for establishing broad corporate policies and overall performance of National City. However, it is not involved in the day to day operating details of National City's business. Members of the board are kept informed of National City's business through various documents and reports provided by the chairman and other officers of National City and by participating in board and board committee meetings. Each director has access to all books, records and reports of National City, and members of management are available at all times to answer any director's questions.

During 1999, the board of directors of National City held six meetings. Average attendance by directors at those meetings was 90% and, except for Morry Weiss, all directors attended 75% or more of the meetings of the board and the board committees they were scheduled to attend. Except for John G. Breen, all of the persons nominated and elected as directors of National City at National City's 1999 Annual Meeting of Stockholders attended that Annual Meeting.

The board of directors of National City has established several permanent committees comprised of directors who are appointed to those committees annually. The principal committees are the Audit Committee, the Compensation and Organization Committee, the Executive Committee, the Investment Committee, the Nominating Committee and the Public Policy Committee. Each of these committees is described in the following pages. The members of each committee are identified in the following pages and in the biographical material of the nominees for election of directors.

The Audit Committee. The Audit Committee meets on the call of its chairman and met four times during 1999. The Audit Committee is comprised of directors who are independent of the management of National City and are free of any relationship that would interfere with their exercise of independent judgment as committee members. The responsibility for effective auditing of National City and any subsidiary is carried out by the Audit Committee through the general auditor and the independent auditors. The Audit Committee provides assistance to the board of directors of National City in fulfilling its responsibility to stockholders, potential stockholders, and the investment community relating to corporate accounting and reporting practices of National City, effectiveness

of its internal control structure and its procedures for financial reporting and compliance with designated laws and regulations. In so doing, the Audit Committee maintains free and open communications among the directors, the independent auditors, the general auditor and the management of National City. The members of the Audit Committee are Messrs. Evans, Barfield, Broadhurst, Greenwalt, Schuler, Tatar and Weiss. Mr. Evans is chairman.

The Compensation and Organization Committee. The Compensation and Organization Committee (the "Compensation Committee") meets on the call of its chairman and met four times during 1999. The Compensation Committee considers matters relating to compensation policy and compensation of senior officers of National City and its subsidiaries and makes recommendations to the board of directors of National City on matters relating to succession management and organization of senior executive management. Under the terms of each of National City's 1989 Stock Option Plan, 1993 Stock Option Plan and 1997 Stock Option Plan, (collectively the "Stock Option Plans"), the Compensation Committee is authorized to grant stock option rights and stock appreciation rights to officers and key employees of National City and its subsidiaries. The Compensation Committee also determines participants for the Long-Term Incentive Compensation Plan for Senior Officers, the Long-Term Supplemental Incentive Compensation Plan for Executive Officers and the Management Incentive Plan for Senior Officers and establishes the peer group for the Long-Term Incentive Compensation Plan and the Management Incentive Plan. The Compensation Committee also determines those employees who are eligible to receive awards of restricted stock under the National City Corporation Amended and Second Restated 1991 Restricted Stock Plan and the National City Corporation 1997 Restricted Stock Plan. The members of the Compensation Committee are Messrs. Breen, Broadhurst, Brown, Collins, Evans and Ormond. Mr. Breen is chairman.

The Executive Committee. The Executive Committee meets on the call of its chairman. The Executive Committee met once during 1999. The Executive Committee is empowered to exercise all powers and perform all duties of the board of directors of National City as permitted by applicable law when the board is not in session. The members of the Executive Committee are Messrs. Daberko, Brandon, Breen, Brown, Collins, Ormond, Paul and Weiss. Mr. Daberko is chairman.

The Investment Committee. The Investment Committee meets on the call of its chairperson and met twice during 1999. The Investment Committee is empowered to oversee investments and interest rate risk management. The members of the Investment Committee are Ms. Crayton, Dr. Healy and Messrs. Greenwalt, Paul, Stitle and Tatar. Ms. Crayton is the chairperson.

The Nominating Committee. The Nominating Committee meets on the call of the chairman of the board of directors and met once during 1999. The Committee confers, advises and recommends with respect to nominations to fill vacancies on the board of directors of National City. Stockholders may submit the name of a possible nominee to the chairman, and he will arrange for that person to be given consideration by the Nominating Committee. Further, stockholders may make nominations from the floor at the Annual Meeting. The members of the Nominating Committee are Dr. Healy, Ms. Johnson and Messrs. Daberko, Barfield, Breen, Tatar and Weiss. Mr. Daberko is chairman.

The Public Policy Committee. The Public Policy Committee meets on the call of its chairperson and met twice during 1999. The Public Policy Committee has responsibility to oversee the various policies and programs of National City as they relate to its relationships with employees, regulatory agencies, governments, charitable organizations and the general public. The members of the Public Policy Committee are Dr. Healy, Ms. Johnson and Messrs. Barfield, Roemer, Schuler and Stitle. Dr. Healy is chairperson.

Compensation of Directors

Members of the board of directors of National City who are not officers of National City, or any of its subsidiaries, receive a yearly retainer, payable in quarterly installments, and a fee for each meeting of the

board of directors, and of each committee thereof that they attend. The yearly retainer is $22,000*. The fee for

---

* Each individual director who is not an officer of National City or any of its subsidiaries and is a member of the board of directors of a subsidiary receives compensation from the subsidiary for his or her responsibilities at that subsidiary.

attendance at any board of directors meeting or any committee meeting that is scheduled for a day other than a day on which there is scheduled a meeting of the full board of directors is $2,000. The fee for attendance at any committee meeting where such meeting is scheduled on the same day as a scheduled meeting of the board of directors is $1,000. Each non-officer chairperson of a committee of the board of directors receives an additional annual retainer of $2,500 paid in quarterly installments. Under a plan for the deferred payment of director's fees, a director may elect to have the payment of fees deferred until later years. Pursuant to a May 23, 1996 agreement between National City and William F. Roemer, National City furnished Mr. Roemer and his eligible dependents with medical and dental benefits until May 3, 1999, and has agreed to continue to pay its share of the annual premiums under Mr. Roemer's split dollar life insurance contracts until the fifteenth anniversary of the commencement of such contracts provided that Mr. Roemer pays his share of such premiums.

Each non-officer member of the board of directors on the date when the 1991 Restricted Stock Plan became effective was awarded 500 shares of National City Common, (2,000 shares today after the July 1993 and July 1999 100% stock dividends), subject to transfer restrictions under the 1991 Restricted Stock Plan. Each individual who is first elected or appointed as a member of the board of directors after the date on which the 1991 Restricted Stock Plan became effective is awarded 2,000 shares of National City Common, subject to transfer restrictions under either the 1991 Restricted Stock Plan or the 1997 Restricted Stock Plan. During 1999, each director re-elected to the board was awarded 200 (400 after the July, 1999 100% stock dividend) shares of National City Common subject to transfer restrictions under the 1997 Restricted Stock Plan. For year 2000 each director re-elected as a member of the board will be awarded an additional 925 shares of National City Common, subject to transfer restrictions under the 1997 Restricted Stock Plan. Furthermore, for year 2001 and each year thereafter in which a director is re-elected as a member of the Board, the director will be awarded 750 shares of National City Common, subject to transfer restrictions under the 1997 Restricted Stock Plan. The restrictions on such shares of National City Common do not expire until the earlier of the individual director's death, disability or the date that is nine months after the date of the award.

The National City Board of Directors Long-Term Incentive Compensation Plan credits each non-employee director with an annual award ranging from zero to a maximum of $25,000. The actual award is based on National City's position, as of December 31 of each year, in the peer group for the three-year plan cycle then ending under the National City Long-Term Incentive Compensation Plan for Senior Officers. The award is credited to a deferred compensation account for the benefit of the non-employee director and is "invested" in phantom units of National City Common. The award credited to the non-employee director accounts for the three-year plan cycle ending December 31, 1999 was $14,250.

Stockholder Action

1. ELECTION OF DIRECTORS

Directors are elected to serve until the next Annual Meeting and until their respective successors are duly elected and qualified. It is intended that shares represented by the proxies, unless contrary instructions are given, will be voted for the election of the nominees listed on the following pages as directors whose number is equal to the total authorized number of directors. Although management does not expect that any nominee will be unavailable for election, in the event that vacancies unexpectedly occur, the shares will be voted for substitute nominees, if any.

The 17 nominees for election to the board of directors of National City are identified on the following pages. All of the nominees are presently directors of National City and all were elected at the last Annual Meeting. Two of the incumbent directors, Clifford L. Greenwalt and Stephen A. Stitle, will not continue as such after the Annual Meeting. The following material contains biographical information concerning each of the nominees, including their recent employment, positions with National City, other directorships, current age and the number of shares of National City Common beneficially owned, all as of December 31, 1999. Unless otherwise indicated, the nominee has sole voting and investment power with respect to National City's securities shown to be owned by him.

Vote By Stockholders

The election of directors requires the plurality of the votes of the shares of National City Common present in person or represented by proxy and entitled to vote for the election of directors at the Annual Meeting.

NOMINEES FOR ELECTION AS DIRECTORS

JON E. BARFIELD, PHOTO

JON E. BARFIELD, Chairman and President of The Bartech Group, Inc., a provider of contract employment and related staffing services, since 1995. President of Bartech, Inc. from 1981 to 1995. Director of Tecumseh Products Company and Granite Broadcasting Company. Director of National City since 1998; member of the Audit, Nominating and Public Policy Committees. Age 47. Shares of National City Common owned: 9,992.

EDWARD B. BRANDON, PHOTO

EDWARD B. BRANDON, Retired as Chairman of the Board of National City in 1995. Chairman of the Board and Chief Executive Officer of National City from 1987 to 1995. Director of Premier Industrial Corp. and RPM, Inc. Director of National City since 1986; member of the Executive Committee. Age 68. Shares of National City Common owned: 323,891 including options for 180,000 shares of National City Common.

JOHN G. BREEN, PHOTO

JOHN G. BREEN, Chairman of the Board of The Sherwin-Williams Company, a manufacturer of coatings, since 1980. Director of The Sherwin-Williams Company, The Mead Corporation, Parker-Hannifin Corporation and Goodyear Tire & Rubber Co. Director of National City since 1979; chairman of the Compensation and Organization Committee and member of the Executive and Nominating Committees. Age 65. Shares of National City Common owned: 85,442.

JAMES S. BROADHURST, PHOTO

JAMES S. BROADHURST, Chairman and Chief Executive Officer of Eat'n Park Restaurants, a chain of family restaurants, since 1984. Director of National City since 1996; member of the Compensation and Organization Committee and the Audit Committee. Age 56. Shares of National City Common owned: 21,000 including options for 4,000 shares of National City Common.

JOHN W. BROWN, PHOTO

JOHN W. BROWN, Chairman, President and Chief Executive Officer of Stryker Corporation, a manufacturer of surgical and medical products, since 1980. Director of Stryker Corporation and Lunar Corporation. Director of National City since 1998; member of the Compensation and Organization Committee and the Executive Committee. Age 64. Shares of National City Common owned: 26,919.

DUANE E. COLLINS, PHOTO	**DUANE E. COLLINS,** Chairman and Chief Executive Officer of Parker Hannifin Corporation, a durable goods manufacturer, since 1993. Director of Parker Hannifin Corporation, The Sherwin-Williams Company and The Mead Corporation. Director of National City since 1995; member of the Compensation and Organization Committee and the Executive Committee. Age: 63. Shares of National City Common owned: 16,400.
SANDRA AUSTIN CRAYTON, PHOTO	**SANDRA AUSTIN CRAYTON,** President, PhyServe Solutions, Inc., a consulting company, since 1999. President and Chief Executive Officer of Sedona Healthcare Group from 1997 to 1999. Management Consultant from 1996 to 1997. President, Physician Services, Caremark International, from 1993 to 1996. Director of Atria Communities, Inc. and Ferro Corporation. Director of National City since 1990; chairperson of the Investment Committee. Age 52. Shares of National City Common owned: 7,243.
DAVID A. DABERKO, PHOTO	**DAVID A. DABERKO,** Chairman of the Board and Chief Executive Officer of National City since 1995. President and Chief Operating Officer of National City from 1993 to 1995. Director of OMNOVA Solutions Inc. Director of National City since 1988; chairman of the Executive and Nominating Committees. Age 54. Shares of National City Common owned: 1,464,659 including options for 989,230 shares of National City Common.
DANIEL E. EVANS, PHOTO	**DANIEL E. EVANS,** Chairman of the Board and Chief Executive Officer of Bob Evans Farms, Inc., a restaurant and food products company, since 1971. Director of Bob Evans Farms, Inc. and The Sherwin-Williams Company. Director of National City since 1992; chairman of the Audit Committee and member of the Compensation and Organization Committee. Age 63. Shares of National City Common owned: 13,832.
BERNADINE P. HEALY, M.D., PHOTO	**BERNADINE P. HEALY, M.D.,** President and Chief Executive Officer of the American Red Cross, a provider of humanitarian services to people in need, since 1999. Professor of Medicine and Dean of Ohio State University College of Medicine from 1995 to 1999. Sr. Policy Advisor, The Cleveland Clinic Foundation from 1994 to 1995. Director of Ashland, Inc., Medtronic Inc. and Invacare Corporation. Director of National City since 1995 and previously a Director from 1989 to 1990; chairperson of the Public Policy Committee and member of the Investment and Nominating Committees. Age 55. Shares of National City Common owned: 11,357.

DOROTHY A. JOHNSON, PHOTO

DOROTHY A. JOHNSON, President of Ahlburg Company, a philanthropic organization, since 2000. President Emeritus of the Council of Michigan Foundations from 1975. Director of The Kellogg Company. Director of National City since 1998; member of the Nominating and Public Policy Committees. Age 59. Shares of National City Common owned: 86,673 including options for 10,446 shares of National City Common.

PAUL A. ORMOND, PHOTO

PAUL A. ORMOND, President and Chief Executive Officer, of Manor Care, Inc., a provider of long-term care, skilled nursing, and rehabilitative services, since 1991. Director of Manor Care, Inc. Director of National City since 1999; member of the Compensation and Organization Committee and the Executive Committee. Age 50. Shares of National City Common owned: 12,400.

ROBERT A. PAUL, PHOTO

ROBERT A. PAUL, President and Chief Executive Officer of Ampco-Pittsburgh Corporation, a manufacturer of engineered equipment and steel products, since 1994. Director of National City since 1996; member of the Executive and Investment Committees. Age 62. Shares of National City Common owned: 1,871,400.

WILLIAM F. ROEMER, PHOTO

WILLIAM F. ROEMER, Retired as Chairman of National City Bank of Pennsylvania in 1998. Retired as Chairman of the Board and Chief Executive Officer of Integra Financial Corporation, a diversified financial services corporation, in 1996. Chairman and Chief Exective Officer of Integra Financial Corporation from 1991 to 1996. Director of National City since 1996; member of the Public Policy Committee. Age 66. Shares of National City Common owned: 719,200 including options for 552,000 shares of National City Common.

MICHAEL A. SCHULER, PHOTO

MICHAEL A. SCHULER, Chairman, President and Chief Executive Officer of Zippo Manufacturing Company, a manufacturer of lighters and metal products, since 1986. Director of National City since 1996; member of the Audit and Public Policy Committees. Age 50. Shares of National City Common owned: 18,400 including options for 5,200 shares of National City Common.

JEROME F. TATAR, PHOTO	**JEROME F. TATAR,** Chairman, President and Chief Executive Officer of The Mead Corporation, a paper and forest products company, since 1997. President and Chief Operating Officer of The Mead Corporation from 1996 to 1997; Vice President and Operating Officer from 1994 to 1996. Director of The Mead Corporation and Robbins & Myers, Inc. Director of National City since 1998; member of the Audit, Investment and Nominating Committees. Age 53. Shares of National City Common owned: 7,012.
MORRY WEISS, PHOTO	**MORRY WEISS,** Chairman and Chief Executive Officer of American Greetings Corporation, a greeting card manufacturer, since 1993. Director of American Greetings Corporation, Syratech Corporation and Artistic Greetings Incorporated. Director of National City since 1992; member of the Executive, Audit and Nominating Committees. Age 57. Shares of National City Common owned: 14,400.

The board of directors of National City recommends a vote FOR the slate of directors.

Beneficial Ownership

As of December 31, 1999, National City had outstanding one class of equity securities as defined in Rule 13d-1 of the General Rules and Regulations under the Securities and Exchange Act of 1934 (the “Exchange Act”), National City Common.

Beneficial ownership of National City Common, for purposes of the ownership disclosures, has been determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, under which Rule a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership within 60 days. Accordingly, the amounts shown do not purport to represent beneficial ownership for any purpose other than as set forth under such Rule. Further, beneficial ownership as determined in this manner does not necessarily bear on the economic incidence of ownership of National City Common.

As of December 31, 1999, to the knowledge of National City, no person or firm, except as noted below, beneficially owned more than 5% of the then outstanding National City Common. As of December 31, 1999, no individual director, nominee or officer beneficially owned more than 5% of the then outstanding National City Common. For purpose of this disclosure, the amount of outstanding National City Common is the aggregate number of shares of National City’s Common actually outstanding on such date plus an amount equal to the aggregate amount of National City’s Common which could be issued upon the exercise of stock options by such person or firm at that date. Beneficial ownership of National City’s Common includes, as of such date, those shares which could have been acquired by the exercise of stock options and, for purposes of this disclosure, those shares held for the benefit of such officers in the National City Corporation Savings and Investment Plan Trust.

As of December 31, 1999, to the knowledge of National City, only National City beneficially owned more than 5% of the outstanding National City Common. As of December 31, 1999 National City owned 82,333,003 shares of National City’s Common which constituted 13.56% of the outstanding National City Common on that date. These shares are held in various fiduciary capacities through National City’s wholly owned banking subsidiaries, primarily National City Bank, National City Bank of Michigan/Illinois, National City Bank of Pennsylvania, National City Bank of Kentucky and National City Bank of Indiana. Of the 51,979,626 shares of National City Common as to which National City, through its subsidiaries, had, as of December 31, 1999, voting authority, it had sole voting authority as to 50,893,316 of those shares and shared voting authority as to the remainder. Of the 66,988,966 shares as to which National City, through its subsidiaries, had, as of December 31, 1999, investment authority, it had sole investment authority as to 47,205,712 of those shares, and shared investment authority as to the remainder. Included in the aggregate number of shares held as to which National City had, as of December 31, 1999, sole voting and investment authority were 1,194,808 shares held under the National City Non-Contributory Retirement Trust.

The following table sets forth the beneficial security ownership of all stockholders known to National City to be the beneficial owner of more than five percent of National City Common.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership(1)	(4) Percent of Class
Common Stock	National City Corporation 1900 East Ninth Street Cleveland, OH 44114-3484	82,333,003	13.56%

(1) No listed beneficial owner is known to have had, as of December 31, 1999 the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) under the Exchange Act of any shares of National City Common.

Section 16(a) Beneficial Ownership Reporting Compliance

Under federal securities law, National City’s directors, certain officers, and persons holding more than 10% of any class of National City’s equity securities are required to report, within specified monthly and annual due

dates, their initial ownership in any class of National City's equity securities and all subsequent acquisitions, dispositions or other transfers of interest in such securities, if and to the extent reportable events occur that require reporting by such due dates. National City is required to describe in this Proxy Statement whether it has knowledge that any person required to file such a report may have failed to do so in a timely manner. In this regard, to the knowledge of National City, based solely on the review of copies of reports furnished to National City by its directors and executive officers pursuant to Rule 16a-3 promulgated pursuant to the Exchange Act, and on written representations that no other reports were required during the period ending December 31, 1999, all of National City's directors and officers satisfied such filing requirements in full, except that Mr. Brandon made one late filing with respect to the sale of 6,600 shares of National City Common.

Ownership Guidelines

The board of directors of National City established stock ownership guidelines for directors at its February 26, 1996 meeting. The guidelines recommend that within three years of becoming a director each director beneficially own at least 12,000 shares of National City Common. Both direct and indirect equity ownership are considered as owned shares for the purpose of this guideline.

The following table sets forth, as of December 31, 1999, the beneficial security ownership (including shares with respect to which the following persons have the right to acquire beneficial ownership within 60 days after such date) of (a) each director or nominee of National City, (b) the chief executive officer and the four other most highly compensated executive officers of National City and (c) all directors and executive officers of National City as a group, as of December 31, 1999:

BENEFICIAL SECURITY OWNERSHIP OF MANAGEMENT

Title of Class	Name of Beneficial Owner	Amount of Shares Beneficially Owned	Percent of Class	Share Equivalent Held in Deferred Compensation Plans	Total Shares & Share Equivalents Beneficially Held
Common Stock	Jon E. Barfield	9,992	*	10,046	20,038
Common Stock	Edward B. Brandon	323,891	*	1,672	325,563
Common Stock	John G. Breen	85,442	*	1,672	87,114
Common Stock	James S. Broadhurst	21,000	*	1,672	22,672
Common Stock	John W. Brown	26,919	*	1,210	28,129
Common Stock	Duane E. Collins	16,400	*	11,097	27,497
Common Stock	Sandra Austin Crayton	7,243	*	15,894	23,137
Common Stock	David A. Daberko	1,464,659	*	3,211	1,467,870
Common Stock	Vincent A. DiGirolamo	709,698	*	6,104	715,802
Common Stock	Daniel E. Evans	13,832	*	1,672	15,504
Common Stock	Clifford L. Greenwalt	69,715	*	4,212	73,927
Common Stock	Bernadine P. Healy, M.D.	11,357	*	1,672	13,029
Common Stock	Dorothy A. Johnson	86,673	*	8,915	95,588
Common Stock	William E. MacDonald III	506,387	*	0	506,387
Common Stock	Paul A. Ormond	12,400	*	2,276	14,676
Common Stock	A. Joseph Parker	142,263	*	10,710	152,973
Common Stock	Robert A. Paul	1,871,400	*	21,865	1,893,265
Common Stock	William F. Roemer	719,200	*	9,858	729,058
Common Stock	Michael A. Schuler	18,400	*	1,672	20,072
Common Stock	Robert G. Siefers	521,960	*	4,155	526,115
Common Stock	Stephen A. Stitle	124,111	*	7,003	131,114
Common Stock	Jerome F. Tatar	7,012	*	602	7,614
Common Stock	Morry Weiss	14,400	*	6,392	20,792
Common Stock	Directors and Executive Officers of National City as a Group	9,613,613	1.6%	171,041	9,784,654

* The percent of National City Common beneficially owned is less than 1%.

2. PROPOSAL RESPECTING THE APPROVAL OF THE NATIONAL CITY CORPORATION AMENDED AND RESTATED LONG-TERM INCENTIVE COMPENSATION PLAN FOR SENIOR OFFICERS

At the Annual Meeting of the Stockholders there will be presented for stockholder approval the National City Corporation Amended and Restated Long-Term Incentive Compensation Plan for Senior Officers as amended and restated effective January 1, 2000 (the “Long-Term Plan”) which was adopted by the board of directors at its February 28, 2000 meeting subject to the approval of National City stockholders. The Long-Term Plan is substantially a renewal of the performance features and an updating of other aspects of the National City

Corporation Long-Term Incentive Compensation Plan for Senior Officers effective January 1, 1995 that was approved by stockholders in 1995 (the “1995 Long Term Plan”). The purpose of the Long-Term Plan is to maximize returns to stockholders, to promote long-term profitability and success of National City, and to help build loyalty to National City by providing an incentive to those key executives of National City who are primarily responsible for such profitability and success.

The complete text of the Long-Term Plan appears as Exhibit A to this Proxy Statement. While the main features of the Long-Term Plan are summarized below, such summaries are in all respect subject to the complete text of the Long-Term Plan set forth in Exhibit A.

The Long-Term Plan will be administered by the Compensation Committee of the board of directors of National City. Generally, the Long-Term Plan provides for incentive compensation that will be awarded to a Participant based upon the total stockholder return of National City Common for the three-year plan cycle (“Plan Cycle”) compared to the total stockholder return of other members of National City’s peer group.

The Omnibus Budget Reconciliation Act of 1993 added Section 162(m) to the Internal Revenue Code ("Internal Revenue Code"). Section 162(m) generally provides that certain compensation in excess of $1 million per year paid to a publicly held company's chief executive officer and any of its four other highest paid executive officers ("Covered Executive") is not deductible by the company unless the compensation qualifies for an exclusion. Section 162(m) excludes from the deductibility limit performance-based compensation if certain procedural requirements, including stockholder approval of the material terms of the performance plan, are satisfied. Stockholders must approve National City's long-term plan every five years to continue to have the awards paid under the plan excluded from the Section 162(m) deductibility limit. National City has had a long-term plan in place since 1987. In 1995, the 1995 Long-Term Plan was approved by stockholders to qualify awards paid pursuant to the 1995 Long-Term Plan for the exclusion from the Section 162(m) deductibility limit.

The Long-Term Plan has been designed to qualify awards paid under the Long-Term Plan for the exclusion from the 162(m) limits. The Long-Term Plan is being presented for stockholder approval so as to continue to meet the qualification requirements for the exclusion from the section 162(m) deductibility limit and thus to minimize the cost of providing competitive compensation to National City's key employees. Should the stockholders not approve the Long-Term Plan, no officers will be selected to participate in any Plan Cycles commencing after the date of the Annual Meeting. In such case, however, the Compensation Committee may review other alternatives for the overall compensation package being provided to National City's senior officers.

Eligibility and Participation

Eligibility for participation in the Long-Term Plan will be limited to those senior officers of National City and its subsidiaries who are primarily responsible for the management, growth and overall success of National City, as determined by the Compensation Committee in the case of anyone designated by the board of directors of National City as an executive officer or by the chief executive officer in the case of all other eligible officers. Long-Term Plan participation will be determined prior to the commencement of each Plan Cycle. The Compensation Committee may base its approval upon the recommendation of the chief executive officer of National City. In the event that an employee becomes eligible to participate in the Long-Term Plan after the commencement of a Plan Cycle the employee may be made a participant for a portion of the Plan Cycle but the employee's award will normally be prorated to reflect the number of months that the employee participated to the number of months in the Plan Cycle. If a participant in the plan is promoted or demoted, his maximum award for any or all open Plan Cycles may be increased or decreased or he may be removed from participation. If a participant's maximum award is changed during a Plan Cycle the award for the Plan Cycle will normally be prorated to reflect the portions of the Plan Cycle spent under each maximum award. A Covered Executive may neither be made a participant after the beginning of a Plan Cycle nor have his maximum award increased during a Plan Cycle. There are currently 64 people participating in the 2000-2002 Plan Cycle.

Performance Measurement

Prior to the beginning of each Plan Cycle, the Compensation Committee will establish threshold, target, and maximum award performance levels for the Plan Cycle against which the total stockholder return of National City will be compared to the total stockholder return of the peer group. The Compensation Committee will determine the membership of the peer group for the Plan Cycle at such time. Total stockholder return reflects the change in the stock price from the beginning to the end of the Plan Cycle and the dividends paid during the Plan Cycle.

Awards

The amount of incentive compensation that will be awarded to a participant under the Long-Term Plan is expressed as a percentage of base salary. Such percentage will be determined on the basis of the attainment, or lack of attainment, by National City of the threshold, target, or maximum performance and can range from 0% to 100% and no award for any Plan Cycle may exceed $2,000,000. Amounts awarded under the Long-Term Plan may be in cash, in unfunded future benefits or a combination thereof. With the exception of a cash award, awards are not funded, but simply remain contractual liabilities of National City and are subject to payment upon the recipient's termination of employment with National City or its subsidiaries. National City has the right to deduct any federal, state or local taxes required by law with respect to such payments. Deferred awards and earnings and gains thereon are always 100% vested.

Termination of Employment Due to Normal Retirement, Disability or Death

In the event a participant's employment is terminated during the Plan Cycle due to normal retirement, disability or death, the participant will be eligible to receive a pro-rated award reflecting his or her partial participation. The award thus determined will be payable as soon as practicable following the end of a Plan Cycle.

Deferral of Awards

Each active participant will be given the opportunity prior to the final year of the Plan Cycle to request to defer a portion or all of his award for the Plan Cycle. The Compensation Committee will determine whether or not to defer any portion or all of any participant's award with respect to the Plan Cycle. As of the date of the payment of the cash awards, the amount of the award to be deferred will be credited to an unfunded account maintained by National City in the name of the participant. The amount of any deferred benefits will be credited to the participant's account. Unfunded deferrals are considered as invested as directed by the participant from time to time, in funds available in the National City Savings and Investment Plan, or any other investment fund as designated by the Compensation Committee, or in the equivalent of a savings account and are subject to the gains or losses on those investments. Payments of unfunded deferrals will be made on an installment basis over a period of ten years commencing on the termination of the participant's employment with National City or any of its subsidiaries.

The Compensation Committee may, however, determine to pay out a participant's unfunded deferred amounts in fewer annual installments (but not less than 5) or in a lump sum. A participant may elect, not less than twelve months prior to the date of such participant's termination by reason of early retirement or normal retirement, to request that amounts deferred be paid out in a lump sum. Such election shall be irrevocable and fixed with respect to such participant from and after twelve months prior to such retirement date of the participant. The Compensation Committee's decision with respect to a lump sum distribution is final and binding on all parties.

Forfeitures

In the event the Compensation Committee finds that an employee or former employee who has an interest in the Long-Term Plan has been discharged for reasonable belief of fraud or has been convicted of a crime as a result of which it becomes illegal for his employer to employ him or her, then any amount held under the Long-Term Plan for the benefit of such employee or his or her beneficiaries will be forfeited and no longer payable.

Change in Control

In the event of a change in control, the Long-Term Plan provides that National City will pay to each Participant, a lump sum cash payment equal to the maximum award level for each active Plan Cycle pro-rated based upon the number of months that have passed since commencement of each Plan Cycle.

Amendment and Discontinuance

National City expects to continue the Long-Term Plan indefinitely, but reserves the right, by action of the Compensation Committee, to amend it from time to time, or to discontinue it if such a change is deemed necessary or desirable except that stockholder approval is required for any amendment or modification of the Long-Term Plan that, in the opinion of National City's counsel, would be required by Section 162(m) of the Internal Revenue Code or any regulations promulgated thereunder in order for plan payments to qualify for the qualified performance based compensation exception. However, if the Compensation Committee should amend or discontinue the Long-Term Plan, National City will remain obligated under the Long-Term Plan with respect to (1) awards made final (and thus payable) by decision of the Compensation Committee to the date of such amendment or discontinuance (2) awards and rights of any participant or beneficiary with respect to whom a vesting event has occurred, and (3) amounts deferred and earnings and gains thereon, prior to the date of such amendment or discontinuance.

Federal Tax Consequences

The award will result in taxable income to the participant upon receipt of cash payment. If the award is deferred, the participant will not recognize taxable income for Internal Revenue Code purposes until the

installment or lump sum payments are paid. The amount of the taxable income to the participant pursuant to the Internal Revenue Code will measure the amount of the deduction to which National City is entitled.

Long Term Plan Benefits

It is not possible to determine future awards that will be received by participants in the Long-Term Plan. Set forth in the following table are the benefits and amounts that would have been paid under the Long-Term Plan to the participants for the last fiscal year as if the Long-Term Plan was in effect.

PLAN BENEFITS

NATIONAL CITY CORPORATION AMENDED AND RESTATED LONG-TERM INCENTIVE COMPENSATION PLAN FOR SENIOR OFFICERS

Name and Position	1999 Dollar Value ($)	Number of Units
D. A. Daberko Chairman of the Board and Chief Executive Officer	$ 487,809	NA
V. A. DiGirolamo Vice Chairman	$ 250,483	NA
R. G. Siefers Vice Chairman	$ 163,163	NA
W. E. MacDonald III Senior Executive Vice President	$ 117,135	NA
A. J. Parker Executive Vice President	$ 50,540	NA
Executive Group	$2,120,024	NA
Non-Executive Director Group	$ 0	NA
Non-Executive Officer Employee Group	$1,179,536	NA

Material Differences from the Long-Term Plan Approved by Stockholders in 1995.

The Long-Term Plan being approved has not changed the performance measurements that were in the long-term plan approved by stockholders in 1995.

The material changes in the plan are:

1. Individuals who are not Covered Executives may be made a participant or removed from participation after the commencement of a plan cycle or may have the level at which they participate changed in the event of a promotion or demotion.

2. The chief executive officer may make eligible officers who are neither Covered Executives nor executive officers participants in the Long-Term Plan.

3. The maximum award for any Plan Cycle has been increased from $1,000,000 to $2,000,000.

4. The change in control language has been amended to allow the board of directors of National City in certain circumstances to determine that a transaction that otherwise would constitute a change in control does not constitute a change in control.

5. The Long-Term Plan may be amended or discontinued by action of the Committee unless, in the opinion of National City’s counsel, Section 162(m) of the Internal Revenue Code or any regulations promulgated thereunder would require stockholder approval of the amendment to continue the Section 162(m) exclusion for awards paid pursuant to the Long-Term Plan.

Approval by Stockholders

The proposal requires for its adoption the favorable vote of the holders of shares of National City Common representing at least a majority of the shares of National City Common present in person or represented by proxy and entitled to vote at the Annual Meeting.

The board of directors of National City recommends a vote FOR this proposal.

3. SELECTION OF INDEPENDENT AUDITORS

The board of directors of National City believes it appropriate to submit for action by the stockholders of National City, the approval of the selection of Ernst & Young LLP, independent auditors, as auditors for National City for the year 2000. This firm and its predecessors have served as independent auditors for National City since its inception in 1973. In the opinion of the board of directors of National City, the reputation, qualifications and experience of the firm make appropriate its reappointment for 2000. A representative of the firm is expected to be present at the Annual Meeting with the opportunity to make a statement if such representative desires to do so and is expected to be available to respond to appropriate questions.

Approval by Stockholders

The proposal requires for its adoption the favorable vote of the holders of shares of National City Common representing at least a majority of the shares of National City Common present in person or represented by proxy and entitled to vote at the Annual Meeting.

The board of directors of National City recommends a vote FOR this proposal.

REMUNERATION OF EXECUTIVE OFFICERS AND TRANSACTIONS WITH MANAGEMENT — NATIONAL CITY

Executive Compensation

(a) ***Compensation.*** The following table sets forth, together with certain other information, the compensation earned during the fiscal year ended December 31, 1999 by (i) David A. Daberko, the chief executive officer, and (ii) the four other most highly compensated executive officers of National City and its subsidiaries.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary($)	Bonus ($)(1)	Other Annual Comp($)	Restricted Stock Award(s) ($)(2)	Securities Underlying Options/ SARs(#)	LTIP Payouts($)	All Other Comp ($)(3)
D. A. Daberko	1999	$983,333	$500,000	$ 0	$1,013,208	414,205	$487,809	$211,190
Chairman of the Board	1998	$885,417	$508,725	$ 0	$ 835,198	404,750	$618,257	$191,314
and Chief Executive Officer	1997	$698,677	$371,250	$ 0	$ 719,108	396,176	$289,792	$ 86,297
V. A. DiGirolamo	1999	$645,833	$894,562	$ 0	$ 0	257,344	$250,483	$ 81,732
Vice Chairman	1998	$564,583	$262,500	$ 0	$ 632,527	258,704	$310,250	$ 75,873
	1997	$437,500	$360,000	$ 0	$ 588,463	238,534	$108,100	$ 52,265
R. G. Siefers	1999	$620,833	$918,750	$ 0	$ 0	240,340	$163,163	$ 83,702
Vice Chairman	1998	$527,083	$780,000	$ 0	$ 0	242,540	$179,704	$ 50,883
	1997	$283,333	$462,500	$ 0	$ 124,925	187,356	$ 75,667	$ 32,046
W. E. MacDonald III	1999	$381,667	$439,930	$ 0	$ 0	124,859	$117,135	$ 43,846
Senior Executive Vice	1998	$335,833	$142,800	$ 0	$ 180,428	115,792	$157,817	$ 39,886
President	1997	$310,000	$ 85,050	$ 0	$ 284,829	80,536	$ 83,917	$ 34,900
A. J. Parker	1999	$266,667	$332,555	$ 0	$ 169,688	73,292	$ 50,540	$ 31,801
Executive Vice President	1998	$235,833	$147,813	$ 0	$ 48,293	52,532	$ 61,861	$ 24,976
	1997	$162,500	$ 86,262	$ 0	$ 0	20,000	$ 29,267	$ 20,422

(1) Bonuses for years prior to 1999 include cash and deferred awards made under both the National City Annual Corporate Performance Incentive Plan and the National City Corporation Short-Term Incentive Compensation Plan for Senior Officers. Bonuses in 1999, include cash and deferred awards made under the National City Corporation Management Incentive Plan for Senior Officers. D.A. Daberko and A.J. Parker will receive a portion of their Management Incentive Plan award in the form of Restricted Stock. The value of the Restricted Stock granted to D.A. Daberko as payment of his Management Incentive Plan award was $1,013,208. The value of the Restricted Stock granted to A.J. Parker as payment of his Management Incentive Plan award was $169,688.

(2) In addition to the amounts included in the above table for the year 1999, as of 12/31/99:

D.A. Daberko had 74,806 shares of Restricted Stock having a value, as of 12/31/99, of $1,771,967;

V.A. DiGirolamo had 74,302 shares of Restricted Stock having a value, as of 12/31/99, of $1,760,029;

R.G. Siefers had 24,300 shares of Restricted Stock having a value, as of 12/31/99, of $575,606;

W.E. MacDonald III had 21,178 shares of Restricted Stock having a value, as of 12/31/99, of $501,654; and

A.J. Parker had 1,386 shares of Restricted Stock having a value, as of 12/31/99, of $32,831.

The named executive officers receive dividends on their Restricted Stock at the same rate and frequency as all stockholders of National City.

(3) All Other Compensation includes the value of personal security required by National City for the executive, matching and profit-sharing components of the Executive Savings Plan and the Savings and Investment Plan, and the value of premiums paid by National City in connection with split dollar insurance contracts; but does not include retirement accruals as these are not calculable. For the year 1999, each of the named executive officers were credited with the following matching and profit-sharing amount under the Savings and Investment Plan: D.A. Daberko, $8,750; V.A. DiGirolamo, $8,750; R.G. Siefers, $8,750; W.E. MacDonald III, $8,750; and A.J. Parker, $8,750. The named executive officers were credited with the following match and profit-sharing amount under the Executive Savings Plan during the year 1999: D.A. Daberko, $70,625; V.A. DiGirolamo, $39,688; R.G. Siefers, $37,813; W.E. MacDonald III, $25,501; and A.J. Parker, $16,876. All other compensation also includes the following amounts equal to the value of the premiums paid by National City in connection with life insurance policies issued pursuant to the Split Dollar Life Insurance Agreements between National City and the following Named Executive Officers during 1999, respectively, as applicable: D.A. Daberko, $33,839; V.A. DiGirolamo, $25,929; R.G. Siefers, $19,779; W.E. MacDonald III, $9,360; and A.J. Parker, $6,175. The premiums paid by National City in connection with the life insurance policies issued pursuant to such Split Dollar Life Insurance Agreements, generally will be recovered in full by National City upon the cancellation or purchase by a named executive officer of any such life insurance policy or the payment of any death benefits under any such life insurance policy. All other compensation also includes the following amounts equal to the value of personal security required by National City during the year 1999: D.A. Daberko, $97,976; V.A. DiGirolamo, $7,365; R.G. Siefers; $17,360; and W.E. MacDonald III; $235.

(b) ***Options.*** The following table provides information on option grants in fiscal year 1999 to the named executive officers.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants				
Name	**Number of Securities Underlying Options/SARs Granted (#)**	**% of Total Options/SARs Granted to Employees in Fiscal Year (4)**	**Exercise or Base Price ($/sh)**	**Expiration Date**	**Grant Date Present Value ($) (5)**
D.A. Daberko	3,586(1)	0.04%	$27.875	8/10/2009	$ 17,679
	119,205(2)	1.34%	$29.500	7/22/2006	$ 622,250
	291,414(3)	3.26%	$27.875	8/10/2009	$1,436,671
V.A. DiGirolamo	3,586(1)	0.04%	$27.875	8/10/2009	$ 17,679
	82,344(2)	0.92%	$26.875	7/22/2006	$ 391,134
	171,414(3)	1.92%	$27.875	8/10/2009	$ 845,071
R.G. Siefers	3,586(1)	0.04%	$27.875	8/10/2009	$ 17,679
	65,340(2)	0.73%	$31.125	7/22/2006	$ 359,370
	171,414(3)	1.92%	$27.875	8/10/2009	$ 845,071
W.E. MacDonald III	3,586(1)	0.04%	$27.875	8/10/2009	$ 17,679
	54,859(2)	0.61%	$27.250	7/22/2006	$ 264,420
	66,414(3)	0.74%	$27.875	8/10/2009	$ 327,421
A.J. Parker	3,586(1)	0.04%	$27.875	8/10/2009	$ 17,679
	1,414(2)	0.02%	$35.313	7/28/2007	$ 8,823
	2,796(2)	0.03%	$35.313	7/22/2006	$ 17,447
	19,082(2)	0.21%	$26.875	7/22/2006	$ 90,640
	46,414(3)	0.52%	$27.875	8/10/2009	$ 228,821

(1) Options are incentive stock options. One half of each option grant becomes exercisable one year after the date of the grant and the remainder becomes exercisable on the second anniversary of the grant. A further restriction is placed on the exercise of the options such that the maximum number of shares of National City Common which become initially available for purchase in any calendar year shall be limited to that number of shares the aggregate exercise price of which does not exceed $100,000. Rights to Additional Options as defined under either the Amended and Restated National City Corporation 1993 Stock Option Plan or the National City Corporation 1997 Stock Option Plan (“Additional Options”) are attached to each incentive stock option and Additional Options will be granted upon exercise, subject to certain provisions, if the exercise price or the related tax obligation is paid using shares of National City common owned by the optionee.

(2) Options are Additional Options. Additional Options are granted at the market price of National City Common on the date the original option was exercised and become exercisable 6 months after the date of grant. They have a contractual term equal to the remaining term of the original option.

(3) Options are non-qualified stock options. One half of each option becomes exercisable one year after the date of the grant and the remainder becomes exercisable on the second anniversary of the grant. Rights to Additional Options are attached to each non-qualified stock option and Additional Options will be granted upon exercise, subject to certain provisions, if the exercise price or the related tax obligation is paid using shares of National City Common owned by the optionee.

(4) National City granted options including Additional Options representing 8,926,407 shares to employees during 1999.

(5) In accordance with Securities and Exchange Commission rules, the Black-Scholes pricing model was used to estimate the grant date present value. The values indicated were calculated using the following assumptions: (i) an expected volatility of 22.1%, (ii) an expected dividend yield of 4.00% (iii) the risk-free interest rate at the date of grant based upon a term equal to the expected life of the option (6.33%) (iv) an expected option life equal to the anticipated period of time from date of grant to exercise (3.9 years), and (v) no discounts for non-transferability or risk of forfeiture. The estimated values have been included solely for purposes of disclosure in accordance with the rules of the Securities and Exchange Commission and represent theoretical values. The actual value, if any, an executive may realize will depend upon the increase in the market price of National City Common through the date of exercise. Such an increase would benefit all stockholders.

The following table sets forth the stock options exercised by each of the named executive officers during the fiscal year ended December 31, 1999 and the December 31, 1999 value of all unexercised options held by the named executive officers.

AGGREGATED OPTION/ SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/ SAR VALUES

			Number of Securities Underlying Unexercised Options/SARs at 12/31/99	Value of Unexercised In-The-Money Options/SARs at 12/31/99(2)
Name	**Shares Acquired on Exercise(#)**	**Value Realized($)(1)**	**Exercisable/ Unexercisable**	**Exercisable/ Unexercisable**
D.A. Daberko	186,872	$2,306,153	989,230	$2,041,722
			764,205	$1,262,500
V.A. DiGirolamo	106,694	$1,027,817	420,956	$ 87,452
			447,344	$ 631,250
R.G. Siefers	83,334	$1,145,843	371,903	$ 0
			381,665	$ 526,033
W.E. MacDonald III	69,640	$ 674,869	271,516	$ 901,670
			226,525	$ 420,829
A.J. Parker	28,410	$ 808,592	103,746	$ 609,705
			104,182	$ 64,025

(1) The "Value Realized" is equal to the difference between the option exercise price and the fair market value of National City Common on the date of exercise.

(2) The "Value of Unexercised In-The-Money Options/ SARs at 12/31/99" is equal to the difference between the option/ SAR exercise price and National City Common's closing price on December 31, 1999 of $23.6875.

The following table provides information on the awards of long-term incentive plan participation during the fiscal year ended December 31, 1999.

LONG-TERM INCENTIVE PLAN — AWARDS IN LAST FISCAL YEAR

			Estimated Future Payouts under Non-Stock Price-Based Plans(3)		
Name	**Number of Shares, Units or Other Rights(#)(1)**	**Performance or Other Period Until Maturation or Payout(2)**	**Threshold ($)**	**Target ($)**	**Maximum ($)**
D.A. Daberko	N/A	December 31, 2002	$319,340	$532,233	$1,064,466
V.A. DiGirolamo	N/A	December 31, 2002	$167,734	$279,557	$ 559,113
R.G. Siefers	N/A	December 31, 2002	$161,283	$268,804	$ 537,609
W.E. MacDonald III	N/A	December 31, 2002	$105,801	$176,336	$ 352,671
A.J. Parker	N/A	December 31, 2002	$ 52,256	$ 87,093	$ 174,185

(1) The Long-Term Plan grants cash awards based on a percentage of the individual's base pay. No shares or other rights are granted.

(2) The Long-Term Plan is based on a three-year cycle starting 1/1/00 and ending 12/31/02. Messrs. Daberko, DiGirolamo, Siefers, MacDonald and Parker were each awarded the opportunity to participate in the next three-year cycle. Payouts occur only at the end of the cycle.

(3) The payout is based on National City's total return to its stockholders over the three-year cycle as compared to the total return to stockholders of a peer group of high performing banking companies. Payouts are made on a basis of a percentage of the average base pay for the three-year cycle for each participant. Base pay was assumed to increase at the rate of 4% per year and that annual increases would occur on March 1 of each year of the Plan Cycle.

The value of benefits paid or furnished by National City in 1999 to executive officers, other than those included in the preceding tables, are less than the amounts required to be disclosed pursuant to the Securities and Exchange Act.

REPORT OF COMPENSATION AND ORGANIZATION COMMITTEE

National City believes that its stockholders should be provided information about executive compensation that is easily understood and consistent with the Securities and Exchange Commission's proxy rules on executive compensation.

The information provided is intended to enable stockholders to fully understand the performance-based compensation programs for executives. National City welcomes stockholder comments or suggestions on whether the disclosure objectives have been met. Please send any comments to the Secretary, National City Corporation, 1900 East Ninth Street, Cleveland, Ohio 44114.

Compensation Philosophy

National City is committed to aligning compensation strategies with overall business objectives. The performance of National City's employees is key in delivering the types of products and services that will enable National City to be the premier diversified financial services company in the Midwest.

National City's compensation philosophy is built on four integral components that form the basis of National City's ***Focus on Performance*** programs:

- Implement strategies that differentiate and focus on employee performance;
- Tailor compensation programs to reflect business unit and organizational priorities;
- Compensate employees based on their contributions to the achievement of National City's goals and objectives; and
- Provide and support opportunities for equity ownership.

National City will structure its compensation plans to reward individuals based on their contributions to individual, business unit, and corporate objectives. Compensation strategies that support and are aligned with business objectives will be pursued. National City's compensation philosophy recognizes the need for diversification in pay practices. Variable pay opportunities provided through incentive plans and performance bonus programs are important vehicles for rewarding individual employee contributions. National City's ***Focus on Performance*** programs are the foundation of achieving individual goals and National City's financial objectives.

Executive Compensation Principles

National City's compensation programs are designed to encourage and reward performance. The executive compensation package is competitive and comparable to those offered by National City's peer group. Because increasing net income is critical to National City's success, compensation is focused on performance that generates revenue directly through business lines and through increased efficiency as a result of staff unit contributions. The attainment of National City's goals and objectives maximize stockholder value and create enhanced compensation opportunities for participating executives.

National City's executive compensation programs place a significant portion of an executive's compensation at risk based upon performance. Rewards are based on the attainment of both short-term and long-term strategic objectives. Cash-based and equity-based instruments are used to align executive rewards with the achievement of individual, business unit, and corporate objectives.

National City believes that it is in the best interest of stockholders to retain as much flexibility as possible, now and in the future, with respect to the design and administration of the compensation plans that determine cash-based and equity-based compensation for executive officers. National City does, however, recognize the constraints imposed on this flexibility by Section 162(m) of the Internal Revenue Code, which disallows a tax

deduction for non-exempted compensation in excess of $1,000,000 to key executives. National City's compensation plans are currently structured to minimize the non-exempted compensation in excess of the limitation for deduction by National City established by Section 162(m). In the event that the limitation is exceeded, the Committee determines whether the compensation in excess of the limitation will be paid in cash or deferred until a later time.

Commitment to Employee Equity Ownership

National City is committed to ensuring that stockholders and employee owners share long-term interests. A focus on increasing employee equity ownership strengthens the link between executive rewards and long-term corporate performance. This focus is demonstrated by the stock ownership guidelines and several programs which provide more opportunities for executives to increase their level of equity ownership. For example, executives can receive part of their bonus in the form of restricted stock and the use of Additional Options encourages employees to exercise their stock options earlier than they would have otherwise and hold the shares arising from the exercise.

Stock Ownership Guidelines

In 1996, National City adopted stock ownership guidelines for its executives. Equity ownership is a vital component of National City's total compensation strategy, which is based on corporate performance and stockholder interests. Ownership guidelines were determined based on a multiple of the base salary mid-range or market median and then converted to a fixed number of shares. The multiple used to determine the chairman's guideline was 5.5. The multiple used for the guideline of the other named executive officers was either 2.5 or 3.5. The guidelines are applicable to executives participating in the National City Corporation Long-Term Incentive Compensation Plan for Senior Officers and certain other executive officers of National City or its major subsidiaries. Ownership guidelines are currently in place for 58 executives. The ownership guidelines as of December 31, 1999 for the named executive officers are as follows:

Stock Ownership Guidelines for the Named Executives

David A. Daberko	118,918 shares
Vincent A. DiGirolamo	75,676 shares
Robert G. Siefers	75,676 shares
William E. MacDonald III	52,028 shares
A. Joseph Parker	29,460 shares

The executives have three years from the date they become subject to the stock ownership guideline to meet the guideline. Both direct and indirect forms of ownership are recognized in achieving the guidelines. Direct ownership will be in the form of shares of National City Common owned. Indirect ownership includes deferred compensation invested in phantom National City Common and 401(k) funds invested in the National City Corporation Common Stock Fund.

In addition to the stock ownership guidelines for employees, National City has adopted stock ownership guidelines for its directors. Increased equity ownership for directors strengthens the linkage to long-term stockholder interests. The board of directors established stock ownership guidelines in 1996. The guidelines recommend that within three years of becoming a director each director beneficially own at least 12,000 shares of National City Common. Both direct and indirect National City equity ownership are considered as owned shares for the purpose of the guideline. Direct ownership includes National City Common and National City Restricted Stock ("Restricted Stock"). Indirect ownership includes deferred compensation invested in the form of phantom National City Common.

Equity-Based Rewards

Stock options are an important component of total compensation and provide a long-term incentive to participants that link employee performance with stockholder interests over time. Once granted, stock options

become exercisable over future service periods, at the exercise price established on the grant date. National City maintains a policy of not re-pricing options.

Stock options are awarded to employees based on their contribution to the performance of their business unit. Broad guidelines are used when granting stock option awards, with the objective of granting stock options to those employees demonstrating above average performance.

The National City Corporation Amended and Restated 1993 Stock Option Plan and the National City Corporation 1997 Stock Option Plan provide for one-time additional stock option grants when the employee has used previously owned National City Common to pay the exercise price of an original option grant (a swap transaction). The Additional Option feature typically encourages an employee to exercise the option grant earlier than if the feature were not present, thereby increasing the employee's level of equity ownership. Each Additional Option's termination date is the same as the termination date of the option that originally had the Additional Option feature. Its option price is the market price at the time of the exercise of the original option. An Additional Option is ***not*** provided upon exercise of an Additional Option. This program was implemented when the stock ownership guidelines were established and supports National City's focus on increased equity ownership.

Cash-Based Rewards

National City believes that cash compensation should be driven by the attainment of aggressive business goals. These goals are based on annual and three-year plan cycles. Performance is measured in terms of (a) achievement of internal business goals and (b) National City's performance compared to its peer group. Above target cash compensation can only be attained by achieving an above average ranking against the peer group and the attainment of the aggressive business goals.

National City evaluates executive officer salaries by reference to job responsibilities, experience, long-term potential and by reference to salaries paid by peer institutions. National City's objective is to provide base compensation at market median and to provide total cash compensation opportunities above the market median when there is above average performance.

The National City Corporation Management Incentive Plan for Senior Officers, effective January 1, 1999, focuses on both annual goals achieved by individual participants and the annual operating results achieved by National City. The plan provides for the granting of two types of awards for each calendar year: individual awards and corporate awards. Individual awards may be granted to a participant based upon the participant's individual contribution during the year. Individual awards are determined by comparing actual individual and business unit achievements during a calendar year to pre-established objectives for that year. Neither the chief executive officer of National City nor any of National City's other named executive officers for a calendar year are paid an individual award. Corporate Awards, which may be granted to any participant, are based upon National City's performance with respect to key financial indices, the identity and relative weight of which are determined by the Compensation Committee. The performance may be relative to pre-established goals, the performance of a peer group established by the Compensation Committee, or any other objective standard established by the Compensation Committee. The Compensation Committee may in its discretion reduce the corporate award payable to any participant notwithstanding the achievement of any performance goal.

The National City Corporation Long-Term Incentive Compensation Plan for Senior Officers is designed to maximize total return to stockholders by linking the compensation of key executives to the overall profitability and success of National City. Awards are based on National City's ranking within its peer group. The ranking is determined by the increase in total stockholder return over a three-year plan cycle. Awards are paid at the completion of each plan cycle and can range from 0% to 100% for the chief executive officer, 0% to 80% for a vice chairman, and 0% to 60% for participating executive officers of National City or its major subsidiaries. The incentive award is computed based on the executive's average annual salary during each plan cycle. National City ranked eighth in its peer group in total return to stockholders for the 1997-1999 plan cycle. The payout was equal to 57% of the maximum award.

The National City Corporation Long-Term Supplemental Incentive Compensation Plan. The National City Corporation Long-Term Supplemental Incentive Compensation Plan for Executive Officers focuses on management succession, employee retention and bridging competitive marketplace shortfalls thereby helping to

build loyalty to National City by providing an incentive to those key executives of National City who are primarily responsible for such profitability and success.

The Plan is administered by the Compensation Committee of the board of directors of National City. Generally, the Long-Term Supplemental Incentive Compensation Plan serves as a non-qualified plan providing deferred compensation for eligible executives. There were no awards made under this plan during 1999.

Peer Group Banks

The peer group companies are selected by the Compensation Committee. Most are included in the KBW50 Total Return Index. National City believes it is important that the peer group it compares itself to consists of the better-performing financial services companies.

Summary

National City's compensation programs serve to closely align an employee's compensation with the employee's contributions to the total return to stockholders. Both cash-based and equity-based compensation is used to reward performance that is measured annually and over a three-year period. Achievement of National City's business goals and operating results relative to its peer group is generally used as the primary measurement criteria. National City will continue to build on programs that link compensation to total return to stockholders.

COMPENSATION AND ORGANIZATION COMMITTEE'S REVIEW OF CHIEF EXECUTIVE OFFICER'S COMPENSATION

National City's executive compensation program is based on personal achievement and National City's annual results of operation. The program places a significant portion of the chief executive officer's compensation at risk if pre-established goals are not met. When goals are met, the program rewards the chief executive officer in a manner that promotes equity ownership in National City. National City places significant value and importance on the chief executive officer's equity ownership in National City.

Mr. Daberko has 31 years of service and served as president and chief operating officer of National City from 1993 through July 1995 when he was named the chief executive officer. Mr. Daberko's total cash compensation for 1999 was $2,984,350.

During 1999, Mr. Daberko's salary was increased to align his base pay and other earnings opportunities to those of other chief executive officers in National City's peer group. Mr. Daberko's base salary for 1999 was $983,333.

Long-Term Plan awards granted to the chief executive officer are based on National City's total stockholder return relative to that of its peer group. Total stockholder return is measured over three-year cycles that commence with each new fiscal year. National City's peer group is chosen by the Compensation Committee prior to the beginning of any three-year cycle. Based on this measure for the three-year cycle commencing January 1, 1997 and ending on December 31, 1999, Mr. Daberko's Long-Term Plan award was $487,809.

The Management Incentive Plan awards granted to the chief executive officer pursuant to the Management Incentive Plan are based on the annual operating results of National City relative to key financial indices, the identity and relative weight of which are determined by the Compensation Committee. The key financial indices will generally be those financial ratios frequently used by banking companies to measure profitability and overall operating performance. A portion of Mr. Daberko's 1999 bonus will be paid in the form of restricted stock (46,854 shares), further linking his compensation to the success of National City. Mr. Daberko's award for 1999 represents 62% of the maximum award for 1999.

Stock options represent another key element of the chief executive officer's total compensation. Equity-ownership creates the link between the chief executive officer's compensation and stockholder return. Each year, the Compensation Committee reviews the chief executive officer's performance and National City's operating results relative to its peer group to determine Mr. Daberko's stock option award. Based on Mr. Daberko's performance during 1999 and National City's operating results relative to its peer group, Mr. Daberko received

options to purchase 295,000 shares of National City Common with an exercise price of $27.875 per share (the market value of National City Common on the day of the grant). The option award was comparable to option awards made to chief executive officers of National City's peer group. The Compensation Committee does not consider the number of options held by Mr. Daberko in making this award, except for ensuring that the option plan limits are not exceeded. In addition, Mr. Daberko received Additional Options during 1999 by surrendering previously owned shares of National City Common to exercise stock options with the Additional Option feature. These Additional Options have an exercise price equal to the market price at the time of the exercise of the original option.

This past year was the first in which National City's business was operated along functional business lines resulting in more effective decision-making and greater responsiveness to customers. During 1999, procedures were initiated to monitor and enhance service quality within each business line and during January 2000 National City's investment in its Y2K remediation efforts resulted in success. National City earned record net income in 1999 and diluted earnings per share were $2.22, up 11.0% from 1998, capping nearly a decade of double-digit annual increases. Return on equity reached 22.6%, also the highest ever. The quarterly dividend was increased twice during the year as has been the case for each of the past seven years.

Compensation and Organization Committee

John G. Breen, Chairman
James S. Broadhurst
John W. Brown
Duane E. Collins
Daniel E. Evans
Paul A. Ormond

STOCKHOLDER RETURN PERFORMANCE

Set forth below is a line graph comparing the five-year cumulative total return of National City Common, assuming reinvestment of dividends, with that of the Standard & Poors 500 Total Return Index (the “S&P 500”) and the KBW50 Total Return Index. The KBW50 is a market-capitalization-weighted bank stock index developed and published by Keefe, Bruyette & Woods, Inc., a nationally recognized brokerage and investment banking firm specializing in bank stocks. The index is made up of 50 of the nation’s largest banking companies.

5 Year Total Return
12/94 - 12/99
National City vs. KBW50 and S&P 500

	National City	S&P 500	KBW 50
‘1994‘	100.00	100.00	100.00
‘1995‘	133.70	137.40	160.20
‘1996‘	188.00	168.90	226.60
‘1997‘	283.90	225.20	331.20
‘1998‘	321.40	289.40	358.60
‘1999‘	218.00	350.30	346.20

DESCRIPTION OF NATIONAL CITY’S COMPENSATION AND BENEFIT PLANS

Savings Plan. The National City Savings and Investment Plan (the “Savings Plan”) is a qualified salary reduction profit-sharing plan within the meaning of Section 401(k) of the Internal Revenue Code. Under the Savings Plan as amended, all eligible employees (generally, an eligible employee is one who has completed one month of continuous service and is 21 years of age or older) of National City and its adopting subsidiaries may participate in the Savings Plan by directing their employers to make Before-Tax Contributions (as defined in the Savings Plan) to the Savings Plan Trust (the “Trust”) for their accounts and to reduce their compensation by an equal amount. Subject to certain exceptions, contributions may be directed in any whole percentage between 1% and 10% of the employee’s base compensation and certain variable pay including overtime pay, bonuses, commissions, incentive compensation and other forms of special compensation paid in cash. Participants who have completed one year of continuous service shall also be eligible to receive Regular Matching Employer Contributions and Profit Sharing Matching Contributions on the basis of their Before-Tax Contributions made after that date as described herein. The employers also make contributions to the Trust (“Regular Matching Employer Contributions”) in an amount equal to the Regular Matching Employer Contribution percentage then in effect (the Regular Matching Employer Contribution percentage is currently an amount equal to 100% of the first 3% of such an employee’s pay contributed as a Before-Tax Contribution, plus 50% of the next 4% of such an

employee's pay similarly contributed as a Before-Tax Contribution, with no further Regular Matching Employer Contribution for any additional pay contributed as a Before-Tax Contribution).

Under the Savings Plan, the employer also makes an additional contribution ("Profit Sharing Matching Contribution") the amount of which Profit Sharing Matching Contribution for a year will range from zero to a maximum of 50 cents for each $1.00 of an Eligible Employee's Before-Tax Contributions for that year based upon National City's ability to meet certain objectives regarding profitability. The Profit Sharing Matching Contribution for 1999 was 25 cents for each $1.00 and was determined on the basis of reported growth in National City's earnings per share since the end of the immediately preceding year. The Profit Sharing Matching Contribution for each year will be made during the immediately succeeding year. Any Profit Sharing Matching Contribution will be in addition to any Regular Matching Employer Contributions.

Amounts contributed to the Savings Plan may be invested in certain investment choices. Before-Tax Contributions, Regular Matching Employer Contributions and Profit Sharing Matching Contributions are fully vested at all times.

Executive Plan. Effective January 1, 1989, National City adopted the National City Executive Savings Plan (the "Executive Savings Plan"), in the form of a non-qualified salary reduction profit-sharing plan, similar to the Savings Plan. The Executive Savings Plan is to supplement the Savings Plan with respect to employee Before-Tax Contributions and the attendant Matching Employer Contributions which by reason of an individual's annual compensation or service would not be otherwise allowed because of the annual maximum limit of the Internal Revenue Code or because of the application, under the Internal Revenue Code, of actual deferral percentage testing against prohibited excessive deferrals by highly compensated employees. The Executive Savings Plan is substantially similar to the Savings Plan as to amounts of employee Before-Tax Contributions and Matching Employer Contributions.

Participants in the Executive Savings Plan are limited to those key officers of National City or its subsidiaries who may be designated from time to time by the Compensation Committee. The benefits of the Executive Savings Plan are without regard to any limitation imposed by the Internal Revenue Code, or any other applicable law limiting the amount payable under a qualified plan (such as the Savings Plan), and represent unfunded general obligations of National City. Portions of such benefits are subject to certain provisions for forfeiture as set forth in the Executive Savings Plan.

Directors of National City or its subsidiaries who are not also employees of National City or its subsidiaries are not eligible to participate in the Savings Plan or the Executive Savings Plan.

Long-Term Plan. The National City Corporation Long-Term Incentive Compensation Plan (the "Long-Term Plan") focuses upon providing superior returns to stockholders of National City and measures National City's total return to its stockholders against the total returns to stockholders of a peer group of high-performing banking companies. The measurement of total return includes dividends paid plus changes in the market value of National City Common. The measurement over a three-year period is intended to focus on the long-term performance of National City linking senior management's compensation to the total stockholder return during the period.

The Long-Term Plan is administered by the Compensation Committee. Each year begins a new three-year cycle. The awards can range up to 100% of an individual participant's average annual base salary during the cycle for the chief executive officer of National City and up to a lesser percentage for other senior executive officers selected to participate under the Long-Term Plan. The amount of the award earned is dependent upon the total stockholder return during the cycle in comparison with the total stockholder return of the peer group. The peer group is established prior to the beginning of the cycle by the Compensation Committee. Most of the banking companies in the peer group at this time are included in the KBW50 used in the performance chart appearing below the caption "Stockholder Return Performance". National City believes it is important that the peer group it compares itself to consists of the better-performing financial services companies.

Amounts awarded under the Long-Term Plan may be in cash, in unfunded future benefits or a combination thereof. With the exception of a cash award, awards are not funded, but simply remain contractual liabilities of National City and are subject to payment upon the recipient's termination of employment with National City or

its subsidiaries. Generally, these unfunded benefits, together with earnings thereon, are payable to the former officer, his beneficiary or his estate as a one-time payment or on an installment basis over 10 years. Unfunded future benefits awards are considered as invested as directed by the recipient from time to time in the funds described in the Savings Plan or in the equivalent of a savings account and are subject to the gains or losses on those investments.

In the event of a change in control of National City, the Long-Term Plan provides that all the performance cycles shall terminate. The Long-Term Plan provides that if such change in control occurs, then each of the three-year performance cycles then existing shall terminate as of the date of change in control, National City's total stockholder return during each of the abbreviated performance cycles shall be deemed to have reached that level at which the participant in the Long-Term Plan would be entitled to be awarded his or her maximum award, and the award for each cycle shall be apportioned based upon the number of full months from the beginning of the performance cycle to the premature cycle termination date divided by 36. In adopting this plan, it was felt this termination was appropriate in that those individuals previously charged with providing superior total returns to the stockholders of National City would no longer be in the same position to guide the affairs of National City as they were prior to the event constituting a change in control and, furthermore, following such a change in control no further performance comparisons could be made.

Directors of National City or its subsidiaries who are not also employees of National City or its subsidiaries are not eligible to participate in the Long-Term Plan.

Management Incentive Plan for Senior Officers. The National City Corporation Management Incentive Plan for Senior Officers (the "Management Incentive Plan") focuses on both annual goals achieved by individual participants and the annual operating results achieved by National City. Under the Management Incentive Plan, each calendar year is a separate "plan cycle". Participants who are senior officers of National City are selected by the Compensation Committee prior to the commencement of each plan cycle. All other participants for a plan cycle are selected by National City's chief executive officer.

The Management Incentive Plan, which is administered by the Compensation Committee, allows for the granting of two types of awards: Individual Awards and Corporate Awards. Individual Awards may be granted to a participant based upon the participant's individual contribution and business unit performance during the plan cycle. No participant who is, during a plan cycle, the chief executive officer of National City or one of National City's other named executive officers for that plan cycle may be paid an Individual Award for that plan cycle. Individual Awards are determined by comparing actual individual and business unit achievements during a plan cycle to established objectives for that plan cycle.

Corporate Awards, which may be granted to any participant, are based upon National City's performance with respect to key financial indices the identity and relative weight of which are determined by the Compensation Committee. The performance may be relative to pre-established goals, the performance of a peer group established by the Compensation Committee, or any other objective standard established by the Compensation Committee. The key financial indices will consist of a variety of financial ratios that are frequently used by financial corporations to measure profitability and overall operating performance. The particular indices to be used for a given plan cycle and the relative weight to be given to each of the indices, will be determined by the Compensation Committee. The Compensation Committee may in its discretion reduce the corporate award payable to any participant notwithstanding the attainment of any performance goal.

Amounts awarded under the Management Incentive Plan may be in cash, in unfunded future benefits, in Restricted Stock (as hereinafter described under the caption "Restricted Stock Plans") or in a combination thereof. With the exception of a cash award and Restricted Stock, awards are not funded, but simply remain contractual liabilities of National City and are subject to payment upon the recipient's termination of employment with National City and its subsidiaries. Generally, these unfunded benefits, together with earnings thereon, are payable to the former officer, his beneficiary or his estate as a one-time payment or on an installment basis over 10 years. Unfunded future benefits awards are considered as invested as directed by the recipient from time to time in funds described in the Savings Plan or in the equivalent of a savings account and are subject to the gains or losses on those investments.

In the event of a change in control, the Management Incentive Plan provides that each participant will be paid at the effective time of the change in control the maximum benefit the participant is entitled to receive under the Management Incentive Plan.

Directors of National City or its subsidiaries who are not also employees of National City or its subsidiaries are not eligible to participate in the Management Incentive Plan.

Long-Term Supplemental Incentive Compensation Plan. The Long-Term Supplemental Incentive Compensation Plan (the “Supplemental Incentive Plan”) will be effective on or after January 1, 2000. The purpose of the Supplemental Incentive Plan is to focus on management succession, employee retention and bridging competitive market place shortfalls thereby helping to build loyalty to National City by providing an incentive to those key executives who are primarily responsible for such profitability and success.

The Supplemental Incentive Plan is administered by the Compensation Committee and serves as a non-qualified plan providing for deferred compensation. Participation in the Supplemental Incentive Plan is limited to those senior officers of National City who, by nature and scope of their positions are materially responsible for the management, growth, and overall success of National City as determined by the Compensation Committee.

Participation in the Supplemental Incentive Plan will be determined by the Compensation Committee prior to the period of time during which a participant must render services in order to become vested in his or her award. Each performance period and vesting period will be established by the Compensation Committee in connection with the grant of each award pursuant to the Supplemental Incentive Plan. Each participant approved for participation will be notified of the selection as soon after approval as is practicable and will become a participant upon acceptance by him or her of such selection and upon execution of the award agreement (if any) approved by the Compensation Committee.

The amount of the incentive compensation that will be awarded to a participant is expressed as a dollar amount and vests based on the vesting schedule established by the Compensation Committee when granted, if not vested earlier by another vesting event. The vested portion of a participants accumulated award is distributed in either a single distribution or in installments over a period of years commencing after the termination of the participant’s employment with National City and its subsidiaries. Each participant submits a payment election form specifying how the payment will be made. Subject to the discretion of the Compensation Committee, several optional means of distribution will be made available. Vesting event means the earliest to occur of the date that all or a portion of the award vests according to the schedule established by the Compensation Committee, the effective date of a change in control, the date the participant retires on a normal retirement date, the date a participant incurs a disability, the date of a participant’s death or the date a participant ceases to be an employee by reason of action initiated by the employer other than a termination for cause and where a participant has executed a release, releasing employer from any liability associated with or arising out of participant’s employment or termination of employment. Upon a participant’s early retirement, the Compensation Committee will have the discretion to vest any portion or all of a participant’s award(s). All non-vested awards in a participant’s account are forfeited upon the participants termination and National City shall have no further obligation to pay the participant in regard to such forfeited awards.

A participant may designate a beneficiary to receive his or her accumulated award in the event of the participant’s death. A participant may change or cancel his or her beneficiary designation at any time prior to death without the consent of the designated beneficiary. If no beneficiary is designated or is alive at the date of the participant’s death, payment will be made to the participant’s estate. If the participant’s death occurs during employment, the participant’s account will be distributed in a lump sum. If a participant’s death occurs after installment payments have commenced, the participant’s account will be distributed in a lump sum on the next scheduled payment date.

Amounts awarded under the Supplemental Incentive Plan are not funded, but simply remain contractual liabilities of National City and are subject to payment upon the participants termination of employment with National City and its subsidiaries.

Each participant’s account will be credited as of the last day of each calendar year with an investment credit. The investment credit will be determined by multiplying the annual yield on a thirty year constant maturity U.S.

Treasury Security, as published in the Federal Reserve Statistical Release, for the last active trading day in the calendar year times the average daily balance in the participant's account for that year. In the event that the security or publication becomes unavailable, the Compensation Committee will have the discretion to select a comparable reference for purposes of determining the investment credit.

Upon a change in control all accumulated awards will become 100% vested. Following a change in control award payments will not be accelerated unless the Compensation Committee acts to distribute amounts during February following the change in control. National City expects to continue the Supplemental Incentive Plan indefinitely, but reserves the right, by action of the Compensation Committee, to amend it from time to time or to discontinue it.

Directors of National City or its subsidiaries who are not also employees of National City or its subsidiaries are not eligible to participate in the Supplemental Incentive Plan.

Stock Option Plans. National City has in effect the 1989 Stock Option Plan; the 1993 Stock Option Plan, as amended and restated, and the 1997 Stock Option Plan (the "Stock Option Plans"). No new options may be granted under the 1989 Stock Option Plan. Each of the Stock Option Plans has substantially similar provisions and generally provides for the granting of options to purchase shares of National City Common, the options being either non-qualified options or options that are intended to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code. The Stock Option Plans also provide for the granting of appreciation rights, but only in tandem with stock options previously granted or contemporaneously being granted. Under the Stock Option Plans, no options may be granted at less than 100% of the market value of National City Common on the date of the grant of the option. Stock option awards are based on current individual performance. Previous awards are not considered except for assuring that plan maximums are not exceeded.

Directors of National City or its subsidiaries who are not also employees of National City or its subsidiaries are not eligible to receive options under the Stock Option Plans.

Restricted Stock Plans. National City has in effect the Amended and Second Restated 1991 Restricted Stock Plan (the "1991 Restricted Stock Plan") and the 1997 Restricted Stock Plan (the "1997 Restricted Stock Plan and together with the 1991 Restricted Stock Plan, the "Restricted Stock Plans"). Each of the Restricted Stock Plans has substantially similar provisions. The purpose of the Restricted Stock Plans is to provide alternative means of compensation and to promote the long-term profitability and success of National City by providing equity interests and equity-based incentives in National City to key employees and members of the board of directors of National City.

The Restricted Stock Plans are administered by the Compensation Committee. Generally, the Restricted Stock Plans provide for the granting of shares of restricted National City Common ("Restricted Stock") to a recipient and restricting that recipient's rights to transfer the shares for a specific period of time. During that restricted period, those shares are subject to substantial risk of forfeiture. To the extent the recipient forfeits his interest in the Restricted Stock, he or she will have no rights in the Restricted Stock forfeited.

Restricted Stock has been granted to executive officers for two purposes the first of which is to offset the liability of a portion of their Supplemental Retirement Benefits with the restrictions being lifted at retirement. Grants are based on the present value of accrued supplemental benefits. The second is to deliver all or part of awards under the Management Incentive Plan. In this case, restrictions lapse after one year.

Other employees, who do not receive stock option grants and who have been identified by their managers as high potential employees, may be awarded restricted stock grants. The restrictions on grants to high potential employees lapse on the fourth anniversary of the grant.

The total amount of Restricted Stock that may be awarded under the 1991 Restricted Stock Plan, as amended, is 2,000,000 shares, of which no more than 300,000 shares may be awarded in the aggregate to any one individual. The total amount of Restricted Stock that may be awarded under the 1997 Restricted Stock Plan is 3,000,000 shares, of which no more than 450,000 shares may be awarded in the aggregate to any one individual. Under the Restricted Stock Plans, awards of Restricted Stock may be made to any regular employee of National City (including employees who are members of the board of directors) or any of its subsidiaries and to the directors of National City who are not employees of National City or its subsidiaries ("Director Awards").

The Restricted Stock Plans contemplate that the Compensation Committee may award Restricted Stock to the employees of National City and National City's subsidiaries subject to the following restrictions: (a) all awards are to be made subject to transfer restrictions which are set by the Compensation Committee; such restrictions must last at least six months from the date of the award under the 1991 Restricted Stock Plan; and (b) all awards of Restricted Stock shall be subject to the award agreement entered into between National City and the employee receiving the award (such agreements may differ from employee to employee and from award to award).

Other than directors who also are officers of National City, each individual who was elected to the board of directors of National City on April 22, 1991, the date when the 1991 Restricted Stock Plan became effective, was awarded 500 shares of Restricted Stock, and each individual who is first elected or appointed to the board of directors will be, awarded 2,000 (500 shares adjusted for the July 1993 100% stock dividend and adjusted for the July 1999 100% stock dividend) shares of Restricted Stock subject to transfer restrictions. In addition, each director who is reelected or reappointed as a director of National City in year 2000 will be awarded an additional 925 shares of Restricted Stock and each director who is reelected or reappointed as a director of National City in each year after year 2000 will be awarded 750 shares of Restricted Stock. The restrictions on the Director Awards do not expire until the earlier of the individual director's death, disability, or nine months after the date of the award.

Each of the Restricted Stock Plans provides that upon a change in control of National City (as defined in the Restricted Stock Plan), all restrictions thereunder will lapse and be of no further force or effect and that National City shall cause all outstanding Restricted Stock held under the Restricted Stock Plans to be exchanged for shares of National City Common free of any such restrictions.

Severance and Employment Agreements. National City recognizes that, as is the case at most companies, the possibility of a change in control exists. Accordingly, National City desires to assure itself of both present and future continuity of management and wishes to ensure that its senior executive officers and other key employees ("Executives") continue to remain in the employ of National City by entering into severance pay agreements with certain Executives of National City. The severance agreements were entered into upon the recommendation of the Compensation Committee and the forms of the agreement were approved by the board of directors at its December 19, 1994 meeting. The agreements become immediately operative upon a change in control.

The severance agreements provide that upon termination of employment with National City, a subsidiary, or a successor to National City within three years following a change in control, unless the termination is because of death, permanent disability, or cause, the Executive will be entitled to severance compensation. The severance agreements also provide that following a change in control, the Executive may terminate his own employment with National City or a subsidiary with the right to severance compensation during the period commencing with the occurrence of the change in control and continuing until the earliest of (i) the third anniversary of the occurrence of the change in control, (ii) death, or (iii) attainment of age sixty-five and upon the occurrence of one or more certain additional events. For 17 Executives, the severance agreements also provide that in the event of a change in control, the Executive may terminate his employment with National City or any subsidiary for any reason during the thirty-day period immediately following the first anniversary of the first occurrence of a change in control without cause with the right to severance compensation.

The severance compensation will be a lump sum payment in an amount equal to three times the sum of (i) base pay at the highest rate in effect for any period prior to the termination date plus (ii) incentive pay in an amount equal to not less than the highest aggregate annual bonus, incentive, or other payments of cash compensation made or to be made in regard to services rendered in any calendar year during the three calendar years immediately preceding the year in which the change in control occurs. For thirty-six months following the termination, National City will arrange to provide the Executive with employee benefits that are welfare benefits substantially similar to those which the Executive was receiving or was entitled to receive immediately prior to the termination date and such thirty-six month period will be considered service with National City for the purpose of determining service credits and benefits due and payable under National City's various retirement benefit plans.

National City has agreed to bear the expense of any and all legal fees incurred by any Executive associated with the interpretation, enforcement, or defense of his rights under the severance agreements.

Retirement Plans. The National City Non-Contributory Retirement Plan (the "Retirement Plan") is a qualified, non-contributory defined benefit plan, and the pension trust is tax exempt under the Internal Revenue Code. The Retirement Plan presently covers substantially all regular employees of National City and those subsidiaries of National City that have adopted the Retirement Plan when such employees have completed 1,000 hours of service in a 12-month period (normally the first 12 months of employment), provided they have attained age 21.

Under the Retirement Plan's cash balance formula, participants receive monthly pay credits to their cash balance accounts. The pay credits are equal to a percentage (between 3% and 8%) of the participant's earnings, depending upon the participant's age and years of service. Under the cash balance formula, a participant's earnings are defined to mean generally all non-deferred compensation paid to such participant including, overtime and commissions. Participants also receive monthly interest credits to their cash balance accounts. The rate at which interest is credited is based upon the annual yield of a 30-year U.S. Treasury security for September of the preceding year.

Generally upon reaching the normal retirement age of 65, with five years of vesting service, each participant in the Retirement Plan is entitled to receive, monthly for life, a basic benefit (less certain deductions specified in the Retirement Plan). This basic benefit is determined by converting the participant's cash balance account to an equivalent monthly annuity amount.

A participant may retire at any time after age 55 with 10 or more years of vesting service. The early retirement benefit is calculated in the same manner as the retirement benefit and is based upon the value of the participant's cash balance account at the date such early retirement benefit commences. Thus, the value of a participant's cash balance account will be less where a participant commences benefits prior to the normal retirement age.

Certain participants who were participants in the Retirement Plan prior to January 1, 1999, or who were participants in another retirement plan, which was merged into the Retirement Plan, may be entitled to certain additional or transitional benefits as specified in the Retirement Plan.

The Internal Revenue Code places limits on the amount of annual benefits which may be paid to any participant by the pension trust of the Retirement Plan.

National City adopted a supplemental retirement plan ("Supplemental Plan") to supplement the pension payments under the Retirement Plan for those certain senior officers of National City and its subsidiaries who may be designated from time to time by the Compensation Committee. Payments under the Supplemental Plan are paid from the general revenues of National City and have no effect on the existing pension trust fund.

The Supplemental Plan's purpose is to augment an individual's income from Social Security and pension payments the individual is entitled to receive upon retirement. The amount of the Supplemental Plan benefit for any covered individual will be the amount of the individual's retirement benefit determined under the Retirement Plan formula as in effect prior to January 1, 1999, but determined (a) without regard to the limitations on such benefits contained in the Internal Revenue Code, and (b) by adding to the individual's highest average base compensation the average of the amounts (if any) of the individual's five largest (not necessarily consecutive) awards under the Management Incentive Plan and the Long-Term Plan during the 10 calendar years completed prior to retirement, less the sum of (i) amounts payable to the individual under the Retirement Plan plus (ii) amounts payable to the individual under any corporate program which is deemed to be another offset program to the Supplemental Plan, as determined by the Compensation Committee. The amount of the Supplemental Plan benefit may, in the discretion of the Compensation Committee, be paid to the individual in a lump sum.

Under the Retirement Plan formula in effect prior to January 1, 1999, upon reaching the normal retirement age of 65, with five years of vesting service, each participant in the Retirement Plan generally was entitled to receive monthly for life a basic benefit (less certain deductions specified in the Retirement Plan) based upon the participant's highest average annual Earnings for any 60 consecutive months of active employment during the last 120 months preceding retirement ("Final Average Earnings"). The annual basic benefit was equal to the sum of

(a) 1 1/4% times the employee's Final Average Earnings not in excess of "Covered Compensation" plus (b) 1 3/4% times the employee's Final Average Earnings in excess of "Covered Compensation," and such sum multiplied by the number of years of benefit service, but not more than 35 years. "Covered Compensation," which is computed pursuant to government regulations, generally is based upon the average of the wage base covered by Social Security, upon the employee's date of birth, and upon an assumed 35-year work experience. Participant's Earnings was defined for purposes of the Retirement Plan formula in effect prior to January 1, 1999 to mean generally the salary and wages paid to such participant, excluding overtime, bonuses, commissions, and other similar forms of remuneration.

The Retirement Plan formula in effect prior to January 1, 1999 also provided for optional early retirement at a reduced benefit at any time after a participant attains age 55 with at least 10 years of benefit service. The amount of the reduction of the benefit was determined by a formula dependent upon the age at which the participant elected to begin to receive benefits. If a participant has more than 20 years of vesting service, the participant may elect to retire at 62 and start receiving unreduced pension benefits.

The Supplemental Plan also provides supplemental disability benefits and supplemental surviving spouse benefits. All benefits under the Supplemental Plan are computed on the basis of the individual's retirement at age 65 (or age 62 if he has 20 years of vesting service), and if an individual otherwise entitled to receive benefits under the Supplemental Plan retires prior to attaining said age, Supplemental Plan benefits will be reduced in accordance with a formula dependent upon the individual's age and years of service with National City at the time such benefits commence, subject, however, to such reduction being waived by the Compensation Committee.

In the event of a change in control of National City, the Supplemental Plan provides for the vesting of all accrued benefits.

Grantor Trust

A trust has been established to hold assets in the case of a change in control for the payment of benefits for unfunded deferred compensation for executives under the Management Incentive Plan, the Long-Term Plan, the Supplemental Plan, the Executive Savings Plan, and the split dollar life insurance agreements.

PENSION PLAN TABLE

Average Base Compensation	Years of Benefit Service					
	10 Years	15 Years	20 Years	25 Years	30 Years	35 Years
$ 25,000	3,125	4,687	6,250	7,812	9,375	10,937
50,000	7,097	10,646	14,194	17,743	21,291	24,840
100,000	15,847	23,771	31,694	39,618	47,541	55,465
200,000	33,347	50,021	66,694	83,368	100,041	116,715
400,000	68,347	102,521	136,694	170,868	205,041	239,215
600,000	103,347	155,021	206,694	258,368	310,041	361,715
800,000	138,347	207,521	276,694	345,868	415,041	484,215
1,000,000	173,347	260,021	346,694	433,368	520,041	606,715
1,200,000	208,347	312,521	416,694	520,868	625,041	729,215

Retirement benefits above the annual compensation limit are paid to those officers who are participating through a nonqualified Supplemental Plan. The Social Security Taxable Wage Base (as defined in the Supplemental Plan) and the annual compensation limit taken into account during any Plan Year are the Social Security Taxable Wage Base and annual compensation limit in effect at the beginning of such Plan Year.

Assuming retirement at age 65 under the Retirement Plan, the number of years of benefit service under the Supplemental Plan for the chief executive officer of National City and each of the four other named executive officers in the Summary Compensation Table would be: David A. Daberko, 35 years; Vincent A. DiGirolamo, 35 years; Robert G. Siefers, 35 years, William E. MacDonald III, 35 years and A.J. Parker, 35 years.

STOCKHOLDER PROPOSALS

Holders of National City Common who wish to make a proposal to be included in National City's Proxy Statement and Proxy for National City's 2001 Annual Meeting of Stockholders which, unless changed, is scheduled to be held on April 9, 2001, in Cleveland, Ohio, must cause such proposal to be received by National City at its principal office not later than November 6, 2000. Each proposal submitted should be accompanied by the name and address of the stockholder submitting the proposal, the number of shares of National City Common owned, and the dates those shares were acquired by the stockholder. If the proponent is not a stockholder of record, proof of beneficial ownership should also be submitted. The proponent should also state his or her intention to appear at National City's 2001 Annual Meeting, either in person or by representative, to present the proposal. The proxy rules of the Commission govern the content and form of stockholder proposals and the minimum stockholding requirement. All proposals must be a proper subject for action at National City's 2001 Annual Meeting.

TRANSACTIONS WITH MANAGEMENT

Certain of National City's directors, executive officers and associates of directors or executive officers were customers of or had various transactions with National City and its subsidiaries in the ordinary course of business in 1999. These transactions cover a wide range of banking and trust services, both personal and corporate. Without exception, all services were provided to the directors, executive officers and their associates at market rates consistent with published fee schedules. Similar additional transactions may be expected to take place in the ordinary course of business in the future. Although various laws and regulations governing National City and its subsidiaries allow National City and its subsidiaries to make loans to a limited extent to its executive officers, all loans and loan commitments and sales of commercial paper involving executive officers, directors or their affiliates were made on substantially the same terms, including interest rates and collateral, as those prevailing at that time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or other unfavorable features.

Voting

A quorum of a majority of the issued and outstanding National City Common is required for the transaction of business by stockholders at the Annual Meeting. The election of directors requires the plurality of the votes of the shares present in person or represented by proxy and entitled to vote for the election of directors at the Annual Meeting. The approval of the National City Corporation Amended and Restated Long-Term Incentive Compensation Plan for Senior Officers and the approval of the selection of Ernst & Young LLP as independent auditors for 2000 requires the favorable vote of the holders of shares of National City Common representing at least a majority of the shares of National City Common present in person or represented by proxy and entitled to vote at the Annual Meeting. Abstentions are counted for the purposes of determining the number of shares which are present in person or represented by proxy at the Annual Meeting. Consequently, an abstention has the same effect as a vote against a proposal, as each abstention is one less vote in favor of the proposal. Shares not voted on proxies returned by brokers are not counted for the purposes of determining the number of shares present in person or represented by proxy at the Annual Meeting and will have no impact on the election of directors, the approval of the National City Amended and Restated Long-Term Incentive Compensation Plan for Senior Officers and the approval of the selection of independent auditors.

Methods. You may vote in person at the Annual Meeting or by proxy. This year you have three ways to vote by proxy.

1. Connect to the website on the internet at http://www.votefast.com;
2. Call 1-800-250-9081; or
3. Sign and date the enclosed proxy and return it in the accompanying envelope.

Complete instructions for using these new convenient services for voting your proxy are set forth on the proxy card accompanying this proxy statement. The new internet and telephone services authenticate

stockholders by use of a control number. Please be advised that if you choose to vote via the internet or the telephone, you do not need to return the proxy card.

Rights. Each share of your National City Common will be tabulated as one vote. In the event you vote and subsequently change your mind on a matter, you may revoke your proxy at any time prior to the close of voting at the Annual Meeting. You have five ways to revoke your proxy:

1. Connect to the website previously listed;

2. Call the 800 number previously listed;

3. Mailing a second later dated proxy;

4. Write to the National City Secretary; or

5. Vote in person at the Annual Meeting.

GENERAL

The costs of solicitation of proxies will be borne by National City. In addition to using the mails, proxies may be solicited by personal interview, telephone, and wire; and it is anticipated that banks and brokerage houses, and other institutions, nominees, or fiduciaries will be requested to forward their proxy soliciting material to their principals and to obtain authorizations for the execution of proxies. Officers and regular employees of National City or its subsidiaries, acting on its behalf, may solicit proxies personally or by telephone or wire. National City has retained Corporate Investor Communications, Inc. ("CIC") to assist in such solicitation. The fee of CIC is estimated not to exceed $8,500.00, plus reasonable out-of-pocket costs and expenses. National City does not expect to pay any other compensation for the solicitation of proxies, but may, upon request, pay the standard charges and expenses of banks, brokerage houses, and other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals. However, no such payment will be made to any National City subsidiaries acting through their nominees or acting as a fiduciary.

National City is not aware of any matters which may be presented for action at the Annual Meeting other than the matters herein set forth. If any other matters come before the Annual Meeting or any adjournment thereof, it is the intention of the persons named in the enclosed proxy to vote the shares represented thereby in accordance with their best judgment pursuant to the discretionary authority granted in the proxy.

Exhibit A

NATIONAL CITY CORPORATION AMENDED AND RESTATED LONG-TERM INCENTIVE COMPENSATION PLAN FOR SENIOR OFFICERS

As Amended and Restated Effective January 1, 2000

ARTICLE 1 ESTABLISHMENT AND PURPOSE OF PLAN

1.1 ESTABLISHMENT OF THE PLAN. The following are the provisions of the National City Corporation Long-Term Incentive Compensation Plan for Senior Officers (herein referred to as the "Plan"), effective as of January 1, 2000, which is an amendment and restatement of the National City Corporation Long-Term Incentive Compensation Plan for Senior Officers effective February 28, 1998 ("Predecessor Plan"). The Predecessor Plan was, in turn, an amendment, restatement and continuation of prior plans entitled "National City Corporation Long-Term Incentive Compensation Plan for Senior Officers" in effect prior to February 28, 1998 ("Prior Plans").

The Plan shall be effective for all purposes with respect to Plan Cycles commencing on or after January 1, 2000, and with respect to all determinations to be made (without regard to the date a Plan Cycle commenced) on or after such date (including but not limited to determinations of eligibility to participate, amounts of Awards, and entitlement to Awards).

1.2 PURPOSE. The purpose of the Plan is to maximize the returns to stockholders and to promote the long-term profitability and success of the Corporation by providing an incentive to those key executives of the Corporation who are primarily responsible for such profitability and success.

1.3 OPERATION OF THE PLAN. The Plan shall be administered by the Compensation and Organization Committee of the Board of Directors of the Corporation. A Plan Cycle of three years will be established each year that the Plan is in operation. Once an Award is made under the Plan the Plan shall serve as a non-qualified plan providing for deferred compensation at the election of the Participant and/or the Committee, as provided hereunder.

ARTICLE 2 DEFINITIONS

2.1 DEFINITIONS. Whenever used herein, the following terms shall have the meanings set forth below, unless otherwise expressly provided. When the defined meaning is intended, the term is capitalized.

(a) "Active Participant" shall mean an Eligible Employee who is approved by the Committee for participation in a Plan Cycle of the Plan. Such approval shall be determined with respect to each Plan Cycle prior to March 31 of the first year of that Plan Cycle, and shall be redetermined with respect to each new Plan Cycle.

(b) "Average Stock Price" shall be determined with respect to each Plan Cycle for the month of December prior to such Plan Cycle (the Average Stock Price at the beginning of the Plan Cycle) and for the last full calendar month of the Plan Cycle (the Average Stock Price at the end of the Plan Cycle) and shall mean the arithmetic mean (the average) of the closing prices of a share of common stock of a company as reported on any national securities exchange (or by any national quotation system accepted by the Committee for this purpose) for each of the trading days (on which such shares were traded) in such calendar month. If the shares of common stock are not then so traded or regularly reported, the stock price shall be determined by such means as the Committee shall determine. Notwithstanding the foregoing, the Committee may determine prior to the start of a Plan Cycle that a different set of time periods are appropriate for measuring performance under the Plan, and such different time periods may be used to determine Average Stock Prices at the beginning and the end of such Plan Cycle.

(c) "Award" shall mean the payment earned by a Participant based on comparison of the Corporation's actual results with the performance of a peer group of companies.

(d) "Base Salary" shall mean the average annual salary of an employee during that portion, or all of the Plan Cycle for which he or she is an Active Participant, exclusive of any bonuses, incentive pay, special awards, or stock options.

(e) "Board" shall mean the Board of Directors of the Corporation.

(f) "Committee" shall mean the Compensation and Organization Committee of the Board, or another committee appointed by the Board to serve as the administering committee of the Plan.

(g) "Corporation" shall mean National City Corporation, a Delaware corporation.

(h) "Covered Executive" shall mean any individual who, is, or is determined by the Committee to be likely to become, a "covered employee" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

(i) "Disability" shall mean the inability, by reason of a medically determinable physical or mental impairment, to engage in substantial and gainful activity for a continuous period of 26 weeks or more as determined by the Committee.

(j) "Early Retirement" shall mean retirement prior to Normal Retirement.

(k) "Effective Date" see Section 12.4.

(l) "Eligible Employee" shall mean an Employee who is employed in a position meeting the defined eligibility criteria for participation in the Plan, as set forth in Article 3.

(m) "Employee" shall mean an individual employed by an Employer on a regular active and full-time salaried basis.

(n) "Employer" shall mean the Corporation or any corporation, organization or entity controlled by the Corporation.

(o) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(p) "Executive Officer" shall mean the chairman, chief executive officer, president, vice chairman, an executive vice president or a similar officer of the Corporation or anyone designated by the Board as an executive officer of the Corporation or a Covered Executive.

(q) "Funds" shall mean the Funds provided for in Article 10 hereof.

(r) "Implementation Date" see Section 12.4.

(s) "Inactive Participant" shall mean an individual who was an Active Participant in the Plan for a Plan Cycle who is not currently an Active Participant for a Plan Cycle but who continues to have an interest under the Plan.

(t) "Normal Retirement" shall mean leaving the employ of all Employers at or after the age 62 with at least twenty years of continuous service with the employers or at or after the age 65 with a least 5 years of continuous service with the Employers.

(u) "Parallel Funds" see Section 10.5.

(v) "Participant" shall mean and include all Active Participants and all Inactive Participants.

(w) "Peer Group" shall mean a group of comparable corporations used to measure relative performance. Such Peer Group shall be established by the Committee for each Plan Cycle prior to the commencement of the Plan Cycle, and shall not thereafter be changed with respect to such Plan Cycle, provided, however, that one or more members of a Peer Group shall be dropped therefrom in the event of the acquisition of the Peer Group Member, the acquisition of sixty-five percent or more of the gross assets of the Peer Group Member or the merger of the Peer Group Member with another company(ies) where the Peer Group Member is not the surviving corporation.

(x) “Plan” see Section 1.1

(y) “Plan Cycle” shall mean a period of three consecutive fiscal years of the Corporation and shall be referred to by the fiscal year in which a particular Plan Cycle commences.

(z) “Predecessor Plan” see Section 1.1.

(aa) “Prior Plan” see Section 1.1.

(bb) “SIP” shall mean the National City Savings and Investment Plan.

(cc) “Total Stockholder Return” with respect to a stock shall be calculated in the following manner:

(i) Add the Average Stock Price at the end of the Plan Cycle for such stock to the dividends paid on the stock during the Plan Cycle, and then subtract the Average Stock Price at the beginning of the Plan Cycle for such stock.

(ii) Divide the resulting sum of (i) above by the Average Stock Price at the beginning of the Plan Cycle for such stock.

(iii) The result equals Total Stockholder Return with respect to such stock for the Plan Cycle.

(dd) “Vesting Event” shall mean the earliest to occur of the following events:

(1) the date any Award is payable hereunder,

(2) the Effective Date of a Change in Control,

(3) the date a Participant is eligible to retire on a Normal Retirement,

(4) the date a Participant incurs a Disability,

(5) the date of a Participant’s death.

Each Participant and Beneficiary with respect to whom a Vesting Event has occurred shall be 100% vested in his or her benefits or Awards earned or accrued hereunder as of the date of such Vesting Event, subject to the forfeiture provisions of Article 12.

(ee) “Voting Stock” shall mean the then outstanding securities of a company entitled to vote generally in the election of directors..

2.2 GENDER AND NUMBER. Except when otherwise indicated by the context, any masculine terminology used herein also shall include the feminine, and the definition of any term in the singular shall include the plural.

ARTICLE 3
ELIGIBILITY AND PARTICIPATION

3.1 ELIGIBILITY. Eligibility for participation in the Plan will be limited to those senior officers of the Corporation and its subsidiaries who, by the nature and scope of their positions, are materially responsible for the management, growth, and overall success of the Corporation.

3.2 PARTICIPATION. Participation in the Plan for each Eligible Employee who is an Executive Officer shall be determined by the Committee with respect to each Plan Cycle prior to the commencement of the Plan Cycle, except as otherwise provided herein. The Committee may base its approval upon the recommendation of the Chief Executive Officer of the Corporation. The Committee shall classify the Executive Officers who are participants in the plan into one of the categories listed below. The chief executive officer shall determine the

participation of each Eligible Employee who is not an Executive Officer. The chief executive officer shall classify the participants who are not Executive Officers into one of the categories listed below.

Category	Persons Included
Category I	Chief executive officer of the corporation
Category II	Vice chairmen of the Corporation and similar officers
Category III	Executive officers of the Corporation and Executive officers of major subsidiaries of the Corporation and similar officers
Category IV	Senior officers of the Corporation and senior officers of subsidiaries of the Corporation and similar officers

Each Eligible Employee approved for participation shall be notified of the selection as soon as practicable and shall become a Participant upon acceptance by him or her of such selection and upon execution of the award agreement (if any) approved by the Committee.

3.3 PARTICIPATION FOR PART OF A PLAN CYCLE. In the event an Employee is an Eligible Employee for only a portion of a Plan Cycle (“Participation Portion”) such Eligible Employee may, in the Committee’s discretion if the Participant is an Executive Officer or in the chief executive officer’s discretion if the Participant is not an Executive Officer, be a Participant for such portion of the Plan Cycle but his Award will normally be prorated to reflect the number of months in the Participation Portion of the Plan Cycle compared to the number of months in the Plan Cycle. A Covered Executive may not be made a Participant after the beginning of a Plan Cycle.

3.4 CHANGES DURING A PLAN CYCLE. In the event a Participant is promoted or demoted, the Committee if the Participant is an Executive Officer or the chief executive officer if the Participant is not an Executive Officer may, in its or his discretion, (i) continue such Participant’s maximum Award as it was prior to such promotion or demotion, (ii) provide the Participant from and after the promotion or demotion with a higher or lower maximum Award, (iii) provide for a combination of (i) and (ii), or (iv) after a promotion or demotion remove the Participant from further participation in the Plan.

(a) In the event of a Plan Cycle for which the Participant’s participation is thus split between two maximum Awards, the Award for such Plan Cycle will normally be prorated to reflect the portions of the Plan Cycle spent under each maximum Award.

(b) The Committee may not increase a Covered Executive’s maximum Award during a Plan Cycle.

3.5 NO RIGHT TO PARTICIPATE. No Participant or Employee shall have a right at any time to be selected for current or future participation in the Plan.

ARTICLE 4
AWARD DETERMINATION

4.1 PEER GROUP AND THRESHOLD, TARGET AND MAXIMUM AWARDS FOR EACH PLAN CYCLE. Prior to the beginning of the Plan Cycle the Committee shall establish Threshold Award, Target Award and Maximum Award performance levels for the Plan Cycle, against which the Total Stockholder Return of the Corporation for the Plan Cycle shall be compared to other members of the Peer Group based on ranking of Plan Cycle results of the Corporation and members of the Peer Group. The Committee shall also determine the membership of the Peer Group for the Plan Cycle at such time.

4.2 AWARD. The amount of incentive compensation that shall be awarded to a Participant under this Plan shall be expressed as a percentage of Base Salary. Such percentage shall be determined on the basis of the

attainment, or lack of attainment, by the Corporation of the Threshold, Target or Maximum performance, as follows:

Percent of Base Compensation

Category	Below Threshold	Threshold	Target	Maximum
I	0%	30%	50%	100%
II	0%	24%	40%	80%
III	0%	18%	30%	60%
IV	0%	12%	20%	40%

4.3 LIMITATION. Notwithstanding any provision in this Plan to the contrary, no Award for any one Plan Cycle shall exceed $2,000,000.00.

ARTICLE 5
PAYMENT OF AWARDS

5.1 FORM AND TIMING OF PAYMENT OF AWARDS. Within 90 days after the end of the Plan Cycle, the Participants shall be entitled to receive a cash payment equal to the entire amount of the Participant's Award. Except as otherwise provided for in Section 6.1, to receive an Award a Participant must be an Employee on the date on which the Plan Cycle ends. The Committee may reduce or terminate a Participant's Award prior to any Vesting Event.

5.2 REQUEST TO DEFER PAYMENT; DEFERRED PAYMENTS. A Participant may elect to request to have a portion or all of his or her Award for a Plan Cycle deferred and paid out at a future date. Such request shall be considered by the Committee. The Committee may determine that some, all, or none of the Awards, or parts thereof, shall be deferred in its discretion. Deferred amounts are subject to the provisions of Article 10.

ARTICLE 6
TERMINATION OF EMPLOYMENT

6.1 TERMINATION OF EMPLOYMENT DUE TO DEATH, DISABILITY OR NORMAL RETIREMENT. In the event a Participant's employment is terminated during a Plan Cycle at or after the occurrence of a Vesting Event other than a Change of Control the Participant shall be eligible to receive a pro-rated Award reflecting his or her partial participation. This pro-ration shall be determined by multiplying the Award by a fraction the numerator of which is the number of full months of participation to the date participation ends, and the denominator of which is 36. The Award thus determined shall be payable as soon as practicable following the end of the Plan Cycle.

6.2 OTHER TERMINATIONS OF EMPLOYMENT. In the event a Participant's employment is terminated during a Plan Cycle prior to a Vesting Event, the Participant's participation in such Plan Cycle shall end and the Participant shall not be entitled to any Award for such Plan Cycle.

ARTICLE 7
RIGHTS OF PARTICIPANTS

7.1 EMPLOYMENT. Nothing in this Plan shall interfere with or limit in any way the right of the Corporation to terminate a Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Corporation.

7.2 RESTRICTIONS ON ASSIGNMENTS. The interest of a Participant or his or her beneficiary under this Plan may not be sold, transferred, assigned, or encumbered in any manner, either voluntarily or involuntarily, and any attempt to so anticipate, alienate, sell, transfer, assign, pledge, encumber, or charge the same shall be null and void; neither shall the benefits hereunder be liable for or subject to the debts, contracts, liabilities, engagements,

or torts of any person to whom such benefits or funds are payable, nor shall they be subject to garnishment, attachment, or other legal or equitable process, nor shall they be an asset in bankruptcy.

ARTICLE 8
ADMINISTRATION

ADMINISTRATION. The Plan shall be administered by the Committee in accordance with any administrative guidelines and any rules that may be established from time to time by the Committee. The procedures, standards and provisions of this Plan for determining eligibility for and amounts of Awards in themselves confer no rights, duties or privileges upon Participants nor place obligations upon either the Board or the Corporation. Accordingly, the Committee may, in making such determinations hereunder, deviate from such procedures and standards in whatever manner that it, in its judgment, deems appropriate.

The Committee shall have full power and authority to interpret, construe and administer the Plan and its interpretations and construction hereof, and actions hereunder, including the timing, form, amount or recipient of any payment to be made hereunder, and its decisions shall be binding and conclusive on all persons for all purposes.

The Committee may name assistants who may be, but need not be, members of the Committee. Such assistants shall serve at the pleasure of the Committee, and shall perform such functions as are provided for herein and such other functions as may be assigned by the Committee.

No member of the Committee or any assistant shall be liable to any person for any action taken or omitted in connection with the interpretation and administration of this Plan unless attributable to his or her own willful misconduct or lack of good faith.

ARTICLE 9
REQUIREMENTS OF LAW

9.1 LAWS GOVERNING. This Plan shall be construed in accordance with and governed by the laws of the State of Ohio.

9.2 WITHHOLDING TAXES. The Corporation shall have the right to deduct from all payments under this Plan any federal or state taxes required by the law to be withheld with respect to such payments.

9.3 PLAN BINDING ON CORPORATION, EMPLOYEES AND THEIR SUCCESSORS. This Plan shall be binding upon and inure to the benefit of the Corporation, its successors and assigns and each Participant and his or her beneficiaries, heirs, executors, administrators and legal representatives.

ARTICLE 10
DEFERRAL OF AWARDS

10.1 ELECTION TO REQUEST DEFERRAL OF AWARD; DEFERRAL PERCENTAGE. Each Active Participant shall be given the opportunity, prior to the final year of each Plan Cycle, to elect to request deferral of a portion or all of his or her Award for each Plan Cycle. The Participant may not change his election with respect to a Plan Cycle from and after the December 31 of the year prior to the final year of the Plan Cycle.

10.2 DEFERRAL OF AWARDS; COMMITTEE’S DECISION. Notwithstanding any request to defer none, a portion, or all of an Award hereunder submitted by a Participant pursuant to Section 10.1 above, the Committee shall make the decision, in each case, whether or not to defer any portion or all of any Participant’s Award with respect to any Plan Cycle. Such decision shall be made in the discretion of the Committee. The Committee’s discretion extends to the percentage of any Award to be deferred.

The Committee’s decision shall be final and binding on all parties. Any amount to be deferred shall not be paid to the Participant but shall be deferred as provided in this Article 10.

10.3 ACCOUNTS. An account shall be established and maintained by the Corporation in the name of each Participant who has deferred compensation hereunder. Such accounts shall remain a part of the general liabilities

of the Corporation and nothing in this Plan shall be deemed to create a trust or fund of any kind or any fiduciary relationship. Each Account shall be comprised of a number of sub-accounts equal to the number of investment options available, from time to time, under the SIP plus one (such sub-accounts jointly are herein called the “Funds”).

10.4 CREDITING TO ACCOUNTS. As of the dates of payment of cash Awards made under this Plan the amount of the Award to be deferred for each Participant under this Section 10 shall be credited to such Participant’s Account, and shall correspondingly be credited to the Fund or Funds selected by the Participant.

10.5 FUNDS. The Funds other than the Savings Account Fund (such Funds being herein called “Parallel Funds”) are designed to reflect investment funds maintained in the SIP or any other fund designated by the Committee. Accordingly, each such Parallel Fund and each Participant’s Account therein shall be adjusted hereunder as of the end of each month to reflect the income, gain or loss of the corresponding SIP investment fund for such month, as calculated and published on a monthly basis by the Trustee of the SIP.

In the event the SIP no longer offers a fund corresponding to one of the Parallel Funds, the amounts which would have been deemed invested in such Parallel Fund except for this provision shall be deemed to be invested in the Savings Account Fund.

10.6 SAVINGS ACCOUNT FUND. Amounts deferred to the Savings Account Fund shall be credited to the Participant’s Account in such Fund as of the date that other Awards for such Plan Cycle are paid or would be paid, and interest shall be credited on amounts in the Participant’s Account in such Fund at the end of each calendar quarter in amount equal to interest on the average credit balance in such Account during such calendar quarter, at the highest published rate being paid by National City Bank on savings or time deposits of less than $100,000 on the last day of such quarter, regardless of maturity.

10.7 SELECTION OF FUNDS. Each Participant (and each Beneficiary of a deceased Participant) may select the Investment Fund or Funds he or she wishes to be used hereunder for his or her account. The selection of Funds shall be made in portions of the amount deferred equal to 5% of the total of such amounts. In the event no election is made by a Participant (or Beneficiary) his or her account shall be deemed invested in and credited to the Savings Account Fund.

Selection of Funds by Participants shall be made in advance of the deferral or payment of the Award; provided however, that in the event a Participant who has not requested a deferral of any part of his or her Award nevertheless has a portion thereof deferred by decision of the Committee, then in such event, such Participant shall be given an election period of 10 days to determine appropriate investments, such period running from the date of his or her notification of the Committee’s action.

10.8 CHANGES OF INVESTMENT FUND SELECTION. Each selection of a Fund hereunder may be changed at the end of any month by the Participant (or Beneficiary if the Participant is deceased).

10.9 VESTING OF DEFERRED AMOUNTS. Amounts of Awards made and deferred under the Plan, and earnings and gains thereon, are always 100% vested.

10.10 MANNER OF DISTRIBUTION. Except as otherwise provided herein, distributions hereunder shall take place over a period of ten years commencing on the retirement, death or other termination of employment of the Participant. The first distribution shall take place on the February 1 of the calendar year following the calendar year in which such retirement, death or other termination occurs. Succeeding payments shall be made on succeeding February 1sts.

The amount to be distributed shall be determined by multiplying (i) the dollar value of the Participant’s entire interest hereunder on the date of such installment, by (ii) a fraction, the numerator of which is one, and the denominator of which is the number of distributions remaining unpaid at such time, or by such other method as may be adopted by the Committee.

The balances of each Account and each Investment Fund shall be appropriately reduced to reflect the distribution payments made. Amounts held pending distribution pursuant to this Paragraph 10.10 shall continue to be credited with appropriate income, gains and losses as herein otherwise provided and shall be subject to

investment changes as herein provided. Balances in more than one Fund shall be reduced pro-rata to reflect distributions on a pro-rata basis from each Fund.

10.11 ACCELERATED PAYMENTS; REVISED DISTRIBUTIONS. Notwithstanding the foregoing or any Participant's request to receive a lump sum distribution, the Committee, in its sole discretion, may determine that a Participant's interest hereunder or any portion thereof shall be paid out in a lump sum. A Participant may elect, not less than twelve months prior to the date of such Participant's termination by reason of Early Retirement or Normal Retirement, to request that amounts deferred be paid out in lump sum. Such election shall be irrevocable and fixed with respect to such Participant from and after twelve months prior to such retirement date of the Participant. The Committee's decision with respect to a lump sum distribution shall be final and binding on all parties.

In the event the Committee determines to make a lump sum distribution, such lump sum distribution shall be paid on the next succeeding February 1st based on the Participant's Account balances as of the December 31st immediately preceding such lump sum distribution payment, or at such other times as may be determined by the Committee.

In the case of the first distribution after the death of a Participant, the Committee may, in its discretion, provide for payment of a portion or all of the distribution prior to the February 1 of the calendar year following the calendar year of such death, or at such other time as may be determined by the Committee.

Notwithstanding any other provision hereof, the Committee, in its discretion, may provide that distributions may be made in a lesser number of installments, but not less than 5.

10.12 BENEFICIARY DESIGNATIONS. Each Participant, and each Beneficiary of a deceased Participant or Beneficiary hereunder, may designate, on a Beneficiary Designation form supplied by the Committee, any person or persons to whom payments are to be made if the Participant (or Beneficiary) dies before receiving payment of all amounts due hereunder. A beneficiary designation will be effective only after the signed Beneficiary Designation form is filed with an officer of the Corporation designated by the Committee for such purpose while the Participant (or Beneficiary) is alive, and will cancel all beneficiary designations signed and filed earlier. If the Participant (or Beneficiary) fails to designate a beneficiary as provided above, or if all designated beneficiaries die before the Participant or before complete payment of all amounts due hereunder, remaining unpaid distribution amounts shall be paid to the then surviving spouse of the Participant, if any, or, if there be none, in one lump sum to the estate of the last to die of the Participant or his or her designated beneficiaries, if any.

In the event a Participant (or a Beneficiary of a deceased Participant) designates as a Beneficiary any so called "marital deduction trust" or any so called "qualified income trust", the Participant (or Beneficiary) may additionally indicate whether the dollar equivalent of the current income, during the distribution of an interest hereunder, should be distributed yearly to such Beneficiary. In the event of such an indication, such income shall be distributed at least annually.

10.13 PARTICIPANTS RIGHTS; BENEFICIARIES RIGHTS. Except as otherwise specifically provided, neither a Participant nor any of his or her Beneficiaries has rights under this Plan. The payment of deferred compensation shall be a general, unsecured obligation of the Corporation to be paid by the Corporation from its own funds, and such payments shall not impose any obligation upon any trust fund for any tax qualified plan, be paid from any such trust fund, or have any effect whatsoever upon the SIP or the payment of benefits from the Trust Fund under the SIP. No Participant or beneficiary shall have any title to or beneficial ownership in any assets which the Corporation may earmark to pay benefits hereunder.

10.14 NATURE OF DEFERRED COMPENSATION. The election of deferred compensation under this Plan and any setting aside by the Corporation of amounts with which to discharge its deferred obligations hereunder in a trust fund, an insurance policy, or otherwise, shall not be deemed to create a right in any person; equitable title to any funds so set aside in a trust, an insurance policy, or otherwise shall remain in the Corporation, and any recipient of benefits hereunder shall have no security or other interest in such trust, policies or funds. Any and all funds so set aside in a trust, an insurance policy or otherwise shall remain subject to the claims of the general creditors of the Corporation, present and future. This provision shall not require the Corporation to set aside any funds, but the Corporation may set aside such funds if it chooses to do so. Any amount so set aside for this Plan shall be accounted for separately and apart from any other plan of the Corporation. This Plan is intended to

constitute an unfunded plan of deferred compensation described in Section 201(2) of the Employee Retirement Income Security Act of 1974.

10.15 DISTRIBUTIONS IN CASH. Notwithstanding any other provision of this Plan, distributions hereunder shall be made only in cash and shall be subject to withholding of applicable taxes.

10.16 NATURE OF DEFERRED COMPENSATION PLAN. The provisions of the Plan relating to deferred compensation are fixed and final unless and until amended, revised or terminated as herein provided.

ARTICLE 11
FORFEITURES

Notwithstanding any provision in this Plan to the contrary excepting only the provisions of Article 12, in the event the Committee finds

(a) that an Employee or former Employee who has an interest under this Plan has been discharged by his or her Employer in the reasonable belief (and such reasonable belief is the reason or one of the reasons for such discharge) that the Employee or former Employee did engage in fraud against the Employer or anyone else, or

(b) that an Employee or former Employee who has an interest under this Plan has been convicted of a crime as a result of which it becomes illegal for his Employer to employ him or her,

then any amounts held under this Plan for the benefit of such Employee or former Employee or his or her beneficiaries shall be forfeited and no longer payable to such Employee or former Employee or to any person claiming by or through such Employee or former Employee.

ARTICLE 12
CHANGE IN CONTROL

12.1 TREATMENT OF AWARDS. In the event of a Change in Control the Corporation shall pay to each Active Participant on the Implementation Date of such Change in Control a lump sum cash payment equal to the amount hereinafter determined. Such payment shall be payable in cash to the Participant within five business days after the Implementation Date of such Change in Control and shall be payment in full to each such Participant for such Plan Cycle, each of which shall be deemed terminated by operation of this Article 12. No further Plan Cycles shall commence thereafter under this Plan.

Such cash payment shall be made without regard to any request to defer made with respect to any such Plan Cycle (which shall be inoperative) and without regard to any deferral action by the Committee.

Amounts deferred under this Plan prior to the Effective Date (by request, as required, or as decided by the Committee) shall continue to be payable from time to time under this Plan as deferred payments hereunder.

12.2 AMOUNT OF PAYMENT. The amount of the payment to be made as a consequence of a Change in Control shall, with respect to each Plan Cycle, be equal to the Maximum Award level (without regard to stockholder return during such abbreviated Plan Cycle) for the Participant for such Plan Cycle multiplied by a fraction the numerator of which is the number of full months completed from the commencement of the Plan Cycle to the Implementation Date of the Change in Control, and the denominator of which is 36.

12.3 DEFINITION OF CHANGE IN CONTROL. Change in Control shall mean the occurrence of any of the following events:

(a) The Corporation is merged, consolidated or reorganized into or with another corporation or other legal person, and as a result of such merger, consolidation or reorganization less than sixty-five percent of the combined voting power of the then-outstanding securities of such corporation or person immediately after such transaction are held in the aggregate by the holders of Voting Stock immediately prior to such transaction;

(b) The Corporation sells or otherwise transfers all or substantially all of its assets to another corporation or other legal person, and as a result of such sale or transfer less than sixty-five percent of the combined voting power of the then-outstanding Voting Stock of such corporation or person immediately after such sale or transfer is held in the aggregate by the holders of Voting Stock of the Corporation immediately prior to such sale or transfer;

(c) The Corporation files a report or proxy statement with the Securities and Exchange Commission pursuant to the Exchange Act disclosing in response to Form 8-K or Schedule 14A (or any successor schedule, form or report or item therein) that a change in control of the Corporation has occurred or will occur in the future pursuant to any then-existing contract or transaction; or

(d) If, during any period of two consecutive years, individuals who at the beginning of any such period constitute the Directors of the Corporation cease for any reason to constitute at least a majority thereof; *provided*, *however*, that for purposes of this clause (d) each Director who is first elected, or first nominated for election by the Corporation's stockholders, by a vote of at least two-thirds of the Directors of the Corporation (or a committee thereof) then still in office who were Directors of the Corporation at the beginning of any such period will be deemed to have been a Director of the Corporation at the beginning of such period.

Notwithstanding the foregoing provisions of paragraph 12.3(a), 12.3(b) or 12.3(c), in the case where the individuals who constitute the Directors of the Corporation at the time a specific transaction described in Paragraph 12.3(a), 12.3(b) or 12.3(c) is first presented or disclosed to the Board will, by the terms of the definitive agreement for that transaction, constitute at least a majority of the members of the board of directors of the resulting corporation or person immediately following such transaction, then, prior to the occurrence of any event that would otherwise constitute a Change in Control under any of the foregoing provisions of this Subsection 12.3, the Board may determine by majority vote of the Board that the specific transaction does not constitute a Change in Control under Paragraph 12.3(a), 12.3(b) or 12.3(c).

12.4 EFFECTIVE DATE OF CHANGE IN CONTROL. Notwithstanding the foregoing, in the event a Change in Control ultimately results from discussions or negotiations involving the Corporation or any of its officers or directors, the "Effective Date" of such Change in Control shall be the date uninterrupted discussions or negotiations commenced; otherwise, such Effective Date or Change in Control shall be the Implementation Date of such Change in Control.

12.5 IMPLEMENTATION DATE OF CHANGE IN CONTROL. The "Implementation Date" shall be the earliest to occur of the events specified in Section 12.3. As used herein, the Implementation Date of Change in Control shall be the last date of all current Plan Cycles.

12.6 EFFECT OF CHANGE IN CONTROL. In addition to other vesting under the Plan, the opportunity of a Participant to participate to the end of all current Plan Cycles is vested in such Participant in the event of a Change in Control, as of the Effective Date of such Change in Control.

ARTICLE 13
MISCELLANEOUS

In the event of the liquidation of the Corporation the Committee may make any provisions for holding, handling and distributing the amounts standing to the credit of the Participants or beneficiaries hereunder which in the discretion of the Committee are appropriate and equitable under all circumstances and which are consistent with the spirit and purposes of these provisions.

ARTICLE 14
AMENDMENT AND DISCONTINUANCE

The Corporation expects to continue this Plan indefinitely, but reserves the right, by action of the Committee, to amend it from time to time, or to discontinue it if such a change is deemed necessary or desirable except that stockholder approval shall be required for any amendment or modification of this Plan that, in the opinion of the Corporation's counsel, would be required by Section 162(m) of the Internal Revenue Code of

1986, as amended, or any regulations promulgated thereunder. However, if the Committee should amend or discontinue this Plan, the Corporation shall remain obligated under the Plan with respect to (1) Awards made final (and thus payable) by decision of the Committee prior to the date of such amendment or discontinuance (2) Awards and rights of any Participant or beneficiary with respect to whom a Vesting Event has occurred, and (3) with respect to amounts deferred prior to the date of such amendment or discontinuance.

Executed as of this 28th day of February, 2000 at Cleveland, Ohio.

NATIONAL CITY CORPORATION

By: /s/ SHELLEY SEIFERT

[National City Corporation Logo]

Proxy must be signed and dated on the reverse side.
Please fold and detach card at perforation before mailing

Please indicate how you wish your shares to be voted. Unless otherwise indicated, the proxies will vote "FOR" all proposals.

THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE "FOR" ALL PROPOSALS.

1. ELECTION OF DIRECTORS

Nominees:					
	(01) J. E. Barfield	(02) E. B. Brandon	(03) J. G. Breen	(04) J. S. Broadhurst	(05) J. W. Brown
	(06) D. E. Collins	(07) S. A. Crayton	(08) D. A. Daberko	(09) D. E. Evans	(10) B. P. Healy
	(11) D. A. Johnson	(12) P. A. Ormond	(13) R. A. Paul	(14) W. F. Roemer	(15) M. A. Schuler
	(16) J. F. Tatar	(17) M. Weiss			

[ ] **FOR** all nominees listed above. (except as listed to the contrary below)

[ ] **WITHHOLD AUTHORITY** to vote for all nominees listed above.

To withhold authority to vote for any individual nominee, write that nominee's name or number below:

		FOR	**AGAINST**	**ABSTAIN**
2.	APPROVE THE NATIONAL CITY CORPORATION AMENDED AND RESTATED LONG-TERM INCENTIVE COMPENSATION PLAN FOR SENIOR OFFICERS	[ ]	[ ]	[ ]
3.	APPROVE THE SELECTION OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS	[ ]	[ ]	[ ]

(Continued and to be signed, on the reverse side)

Vote by Telephone

Have your proxy card available when you **call the Toll-Free number 1-800-250-9081** using a Touch-Tone phone. You will be prompted to enter your control number and then you can follow the simple prompts that will be presented to you to record your vote.

Vote by Internet

Have your proxy card available when you **access the website http://www.votefast.com.** You will be prompted to enter your control number and then you can follow the simple prompts that will be presented to you to record your vote.

Vote by Mail

Please mark, sign and date your proxy card and return it in the postage paid envelope provided or return it to: Stock Transfer Dept. (NC), National City Bank, P.O. Box 92301, Cleveland, Ohio 44193-0900.

Vote by Telephone	**Vote by Internet**	**Vote by Mail**
Call **Toll-Free** using a Touch-Tone phone **1-800-250-9081**	Access the **Website** and Cast your vote **http://www.votefast.com**	Return your proxy in the **Postage-paid** envelope provided

Vote 24 hours a day, 7 days a week!

Your telephone and internet vote must be received by 11:59 p.m. eastern daylight time on April 9, 2000 to be counted in the final tabulation.

If you vote by telephone or internet, please do not send your proxy by mail.

Your Control Number is:

Proxy must be signed and dated below.
Please fold and detach card at perforation before mailing

National City Corporation **PROXY**

This proxy is solicited on behalf of the Board of Directors for the Annual Meeting of Stockholders on April 10, 2000. The undersigned stockholder of National City Corporation hereby appoints Thomas A. Richlovsky and David L. Zoeller and each of them, with power of substitution, proxies for the undersigned to vote all the shares of Common Stock of National City which the undersigned is entitled to vote at the Annual Meeting of Stockholders of National City to be held on April 10, 2000 and any adjournment thereof as follows and in their discretion to vote and act upon such other business as may properly come before the meeting. The Board of Directors recommends a vote FOR the slate of directors and Proposals 2 and 3.

UNLESS OTHERWISE INDICATED, THE PROXIES ARE INSTRUCTED TO VOTE FOR THE ELECTION OF THE NOMINEES LISTED ON THE OPPOSITE SIDE OF THIS CARD AS DIRECTORS, FOR THE APPROVAL OF THE NATIONAL CITY CORPORATION AMENDED AND RESTATED LONG-TERM INCENTIVE COMPENSATION PLAN FOR SENIOR OFFICERS, AND FOR THE APPROVAL OF THE SELECTION OF ERNST & YOUNG LLP.

Date: ______________________________ , 2000

____

____

(Sign here)

INSTRUCTIONS: Please sign exactly as shown hereon. When signing as a fiduciary or on behalf of a corporation, bank, trust company, or other similar entity, your title or capacity should be shown.